Exhibit 99.1

2003 Annual
Information Form

Health Care is Our Business ™	May 14, 2004

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are incorporated by reference in this Extendicare Inc. 2003 Annual Information Form:

•	the Management Information and Proxy Circular of Extendicare Inc. dated March 12, 2004;

•	the Management’s Discussion and Analysis, found on pages 14 through 39 of the 2003 Annual Report of Extendicare Inc., including a discussion of “Risks and Uncertainties” on page 34; and

•	the Consolidated Financial Statements and Auditors’ Report to the Shareholders of Extendicare Inc., found on pages 40 through 66 of the 2003 Annual Report of Extendicare Inc.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Information provided by the Company from time to time, including this Annual Information Form and the documents incorporated herein by reference, contains or may contain forward-looking statements concerning the Company’s operations, economic performance and financial condition, including the Company’s business strategy. Forward-looking statements can be identified because they generally contain the words “anticipate”, “believe”, “estimate”, “expect”, “objective”, “project”, or a similar expression.

Forward-looking statements reflect management’s beliefs and assumptions and are based on information currently available to the Company. They are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company to differ materially from those expressed or implied in the statements. In addition to the assumptions and other factors referred to specifically in connection with these statements, such factors are identified in the Company’s public filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company’s compliance with such regulations; changes in government funding levels for health care services; liabilities and other claims asserted against the Company; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes.

Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements.

Extendicare 2003 Annual Information Form

INCORPORATION AND REORGANIZATION

In this Annual Information Form, unless the context indicates otherwise, a reference to “Extendicare” or the “Company” means Extendicare Inc. and its subsidiaries. The Extendicare Inc. legal entity is not itself a provider of services or products. Extendicare Inc., which commenced operations in 1968, was continued under the Canada Business Corporations Act by Articles of Continuance that have been amended to change the capital structure and the name of the Company. The registered and principal office of Extendicare Inc. is located at 3000 Steeles Avenue East, Markham, Ontario, Canada L3R 9W2.

CORPORATE OVERVIEW

EXTENDICARE INC.

EXTENDICARE HEALTH SERVICES, INC.	(100%) (UNITED STATES)
nursing, assisted living and retirement centres; rehabilitative therapy and group purchasing services

EXTENDICARE (CANADA) INC.	(100%) (CANADA)
nursing and retirement centres; home health care through ParaMed Home Health Care and management of a chronic care unit

LAURIER INDEMNITY COMPANY, LTD.	(100%) (BERMUDA)
LAURIER INDEMNITY COMPANY	(100%) (UNITED STATES)
property and casualty insurance for United States health care operations

SUBSIDIARY COMPANIES

The following is a list of the material direct and indirect subsidiaries of Extendicare Inc.:

	Jurisdiction	Percentage of Voting Securities
	of	Owned Directly or Indirectly
Name	Incorporation	by Extendicare
Extendicare (Canada) Inc.	Canada	100
159524 Canada Inc. (note)	Canada	100
New Orchard Lodge Limited	Canada	100
Extendicare of Indiana, Inc.	Delaware	100
Extendicare Health Facilities Holdings, Inc.	Delaware	100
Extendicare Health Services, Inc.	Delaware	100
Extendicare Homes, Inc.	Delaware	100
Northern Health Facilities, Inc.	Delaware	100
Fir Lane Terrace Convalescent Center, Inc.	Washington	100
Arbors at Toledo, Inc.	Ohio	100
Laurier Indemnity Company	Georgia	100
Laurier Indemnity Company, Ltd.	Bermuda	100

Note: Extendicare Inc., through 159524 Canada Inc., owned a 34.8% common equity interest in Crown Life Insurance Company at December 31, 2003.

Extendicare 2003 Annual Information Form

BUSINESS OF THE COMPANY

General

Extendicare Inc., through its subsidiaries, operated 275 long-term care facilities in North America, with capacity for 28,930 residents as of December 31, 2003. As well, through its operations in the United States, Extendicare offers medical specialty services, such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada. Of the Company’s total revenue of $1.7 billion in 2003, 71.4% was derived from operations in the United States. The Company employed 35,800 people at December 31, 2003.

In the United States the Company’s wholly owned subsidiary, Extendicare Health Services, Inc. and its subsidiaries (EHSI), operate long-term care and assisted living facilities in 14 states. In Canada the Company’s wholly owned subsidiary, Extendicare (Canada) Inc. and its subsidiaries (ECI), operate nursing and retirement centres in five provinces, manage a chronic care hospital unit in Ontario and is a major provider of home health care. The Company has a significant presence in three states in the United States, namely Pennsylvania, Wisconsin and Ohio as well as in the Province of Ontario, Canada (more than 10% of its long-term facilities in each of these jurisdictions). The Company’s average occupancy levels for 2003 and 2002 were 92.9% and 92.0%, respectively.

The Company’s nursing and assisted living facilities are located in groups within geographic proximity of each other, thereby allowing for regional development of ancillary businesses, cost-effective management control and reduced travel costs. The operations are organized regionally and have management that is experienced and knowledgeable with respect to each country’s long-term health care environment.

The Company operates in a competitive marketplace and depends substantially on revenue derived from government third-party payors, with the remaining revenue derived from commercial insurers, managed care plans and private individuals. The ongoing pressures from government programs, along with other payors seeking to control costs and/or limit reimbursement rates for medical services are a risk the Company faces. The Company also operates in a heavily regulated industry, subject to the scrutiny of federal and state/provincial regulators. Each of EHSI’s and ECI’s nursing homes must comply with regulations regarding staffing levels, resident care standards, occupational health and safety, resident confidentiality, billing and reimbursement, along with environmental, biological and other standards. Government agencies have steadily increased their enforcement activity over the past several years. The Company continually allocates increased resources to ensure compliance with and respond to inspections, investigations and/or enforcement actions, and to improve the quality of services provided to its residents.

The following table identifies the number of nursing centres, assisted living and retirement centres, and chronic care units operated by Extendicare’s subsidiaries at December 31, 2003:

	United States		Canada		Total
	No. of	Resident	No. of	Resident	No. of	Resident
	Facilities	Capacity	Facilities	Capacity	Facilities	Capacity
Nursing centres	154	15,945	76	10,259	230	26,204
Assisted living and retirement centres	39	1,865	5	741	44	2,606
Chronic care units	—	—	1	120	1	120

Total	193	17,810	82	11,120	275	28,930

Extendicare 2003 Annual Information Form

Long-term Care Industry Overview

Extendicare believes that in North America the long-term care industry is changing as a result of several fundamental factors, which it believes it can capitalize on. These factors include:

Aging Population

The aging of the population is a leading driver of demand for long-term care services. According to the 2000 census conducted by the U.S. Census Bureau, there were approximately 34.4 million Americans aged 65 or older, representing 12.6% of the total U.S. population. The U.S. Census Bureau has forecasted that the population of Americans aged 65 or older will increase to 53.2 million by 2020, and to 78.8 million by 2050, representing 16.4% and 20%, respectively of the total U.S. population. Based upon these projections, the annual growth rate for persons over 65 will be 2.6%, through 2020 and 1.8% through 2050 whereas, the annual growth rate for persons over 85, will be 2.6%, through 2020 and 6.6% through 2050.

Also, according to the MetLife Market Survey of Nursing Home report (MetLife Report) in August 2003, in the United States approximately 1.6 million or 4.5% of all persons aged 65 and over were living in a nursing facility in 2000 and this number will increase to approximately 6.6 million, or 8.4% of all persons aged 65 by the year 2050.

In Canada, according to Statistics Canada, the population of seniors (persons over 80 years of age) is expected to increase at a greater rate than the general Canadian population over the period between 2001 and 2026 (an average increase of 3.7% per annum for seniors versus 0.7% for the general population). This result is believed to be due to several factors including the progression of the “baby boom” generation through the demographic cycle and longer life spans. The average age of nursing home residents is in the low to mid-eighties.

Supply/Demand Imbalance

Acquisition and construction of additional nursing facilities are subject to certain restrictions on supply, including government legislated moratoriums on new capacity or licensing restrictions limiting the growth of services. Governments limit new supply in order to maintain the financial health of the industry and to ensure funding costs are kept under control. Such restrictions on supply, coupled with an aging population, cause a decline in the availability of long-term beds for persons 85 years of age or older.

In Canada there are estimated to be approximately 291,000 senior housing beds in the six largest provinces (Source: Seniors Housing Industry in Canada - Demand and Supply), of which approximately 183,000 are regulated long-term care beds, to serve an over-75 population of approximately 1.6 million (Source: Statistics Canada, 2001). To maintain the current ratio of senior housing beds to seniors in the six largest provinces, there will have to be an increase in the number of facilities. There has been a shift to awarding new beds in order to meet the increasing demand, particularly in Ontario where a program was implemented to add 20,000 long-term care beds between 1998 and 2004. While these new beds may create a temporary oversupply in some markets, it is expected the continued growth in demand will see these beds absorbed.

Advances in medical technology are enabling the treatment of certain medical conditions outside the hospital setting. As a result, patients requiring a higher degree of monitoring, more intensive and specialized medical care, 24-hour per day nursing, and a comprehensive array of rehabilitative therapies are increasing. Extendicare believes that such specialty care can be provided in long-term care facilities at a significantly lower cost than in traditional acute care and rehabilitation hospitals.

Extendicare 2003 Annual Information Form

Cost Containment Pressures

According to the MetLife Report, the remaining life expectancy of a male aged 65 years has increased to 16.3 years in 2002 from 12.7 years in 1942, while for a female aged 65, this expectancy has increased to 19.2 years from 14.7 years for the same period. As the number of people aged 65 continues to grow and as advances in medicine and technology continue to increase life expectancies, health care costs are expected to rise faster than the availability of resources from government-sponsored health care programs. In response to such rising costs, governmental and private pay sources have adopted cost containment measures that encourage reduced lengths of stay in acute care hospitals. As a result, many patients are discharged despite a continuing need for nursing or specialty health care services, including therapy. This trend has increased demand for skilled nursing care, home health care, outpatient therapy, hospices and assisted living facilities. Extendicare believes that long-term care companies that have information systems to process clinical and financial data, possess an integrated network and that are capable of providing a broad range of services, will be in a good position to contract with managed care or other payors.

Changing Family Dynamics

As a result of the growing number of two-income families, the immediate family has become less of a primary source of care giving for the elderly. At the same time, two-income families are better able to provide financial support for elderly parents to receive the care they need in a nursing or assisted living facility. In the United States for example, the parent support ratio (the ratio of individuals over 85 to those 50 to 64 years of age) has increased from 3 to 100 in 1950 to 10 to 100 in 2000, and is expected to reach 29 to 100 by the year 2050. The expected increase is partly due to the fact that, by 1990, approximately 26% of the “baby boom” was childless.

Competitive Strengths

Management believes the Company’s major competitive strengths are:

Leading Provider of Long-term Care Services

Extendicare is among the largest providers of long-term care services in North America, based upon the number of beds operated. EHSI is among the 10 largest long-term care operators in the United States. In Canada, ECI is the second largest private-sector operator of long-term nursing care facilities and through ParaMed Home Health Care, is the largest private-sector provider of home health care services. The long-term care industry is highly fragmented. For instance, according to the U.S. Centers for Medicare and Medicaid Services (CMS) the 10 largest nursing facility companies account for 15.5% of the total facility beds in the United States as of April 2003. In Ontario, ECI’s largest market, the Company operates approximately 11% of the long-term care beds.

The scope of the Company’s operations allows it to achieve economies of scale and to pass these savings on to third parties, through the provision of purchasing and information technology support services.

Significant Facility Ownership

Extendicare owns rather than leases a majority of its properties, unlike a number of other long-term care providers. As of December 31, 2003, Extendicare owned or operated under capital lease arrangements 219 facilities, or 95.2% of the facilities the Company operated, excluding those it managed. The Company believes that ownership increases its operating flexibility by allowing the Company to: refurbish facilities to meet changing consumer demands; add assisted living and retirement facilities adjacent to its nursing facilities; adjust licensed capacity to avoid occupancy-based rate penalties; divest facilities and exit markets at its discretion; and more directly control its occupancy costs.

Extendicare 2003 Annual Information Form

The following table depicts ownership and management of facilities operated by EHSI and ECI at December 31, 2003:

	United States		Canada		Total
	No. of	Resident	No. of	Resident	No. of	Resident
	Facilities	Capacity	Facilities	Capacity	Facilities	Capacity
Owned	163	14,807	47	6,301	210	21,108
Leased(1) (2)	11	1,158	9	1,231	20	2,389
Managed	19	1,845	26	3,588	45	5,433

Total	193	17,810	82	11,120	275	28,930

(1)	In the United States the average remaining life of the leases, including renewal options exercisable solely by EHSI, ranges from one to nine years, the average being four years. EHSI retains an option to purchase the leased property for five of the 11 leased facilities.

(2)	The nine leased facilities in Canada are operated by ECI under a 25-year capital lease arrangement.

Focus on Core Business

The Company focuses on its core skilled nursing facility operations, while continuing to grow its complementary long-term care services. Nursing and assisted living centre revenue represents 88.9% of total revenue of the Company for the year 2003.

Over the past several years, Extendicare has successfully identified and disposed of business segments that did not fit within its core business and facilities located in states with unacceptable litigation risks. The Company intends to continue to focus on owning and managing long-term care facilities. In addition, management will continue to review the performance of its current facilities and exit markets or sell facilities that do not meet its performance goals. At the present time, the Company has no significant divestiture plans.

In April 2001 EHSI sold two of its leased facilities in Florida to the lessee, who had an option to purchase the homes.

In October 2001 in order to further reduce its exposure to excessive general and professional liability claims and litigation, EHSI ceased its nursing home operations in Texas by leasing four owned facilities and subleasing the remaining 13 facilities to a third-party operator.

In December 2001 ECI sold its investment in Accident Injury Management Clinics Inc. (AIM), a rehabilitation therapy business operating in Ontario.

In April 2003 ECI sold an under-performing nursing home in Alberta and in March 2003 the Company sold non-core assets, which had been written off, in prior years.

In February 2004 the Company sold a nursing home and an adjacent retirement home in Ontario, representing 275 beds.

Geographic Diversity

In the United States, EHSI operates or manages facilities located in specific markets across 14 states throughout the Northeast, Midwest, and Northwest regions. No state contains more than 19% of EHSI’s facilities or 20% of its beds. Each state is unique in terms of its competitive dynamics as well as political and regulatory environment. Each state administers its own Medicaid program, which constitutes a significant portion of EHSI’s revenue. EHSI’s diversified market scope limits its exposure to events or trends that may occur in any one individual state, including changes in any state’s Medicaid reimbursement program and in regional and local economic conditions and demographics.

Extendicare 2003 Annual Information Form

ECI operates in five provinces across Canada. A substantial portion of ECI’s revenue is government funded, and each province administers its own health care programs. Ontario represents ECI’s largest market, accounting for 75.7% of the nursing home and assisted living beds operated at year-end, and 92.9% of ParaMed’s home health care hours provided in 2003.

Management Focus on Key Performance Drivers

The Company believes that its senior management, as well as its field personnel, are proficient at focusing on the key areas that drive revenue, profits and cash flows. Extendicare’s senior management have identified four critical drivers of operating and financial performance, which are: improving census, particularly increasing U.S. Medicare census; increasing cash flow from operations through expediting billing and collections and other initiatives; controlling labour and other costs; and diversification within the long-term care industry through expansion of facilities under management and consulting agreements and the expansion of rehabilitation clinics.

In the United States, EHSI’s average occupancy rate for skilled nursing facilities improved to 91.5% in 2003 from a 90.3% occupancy rate for 2002 and 87.5% in 2001. The percentage of EHSI’s Medicare residents to total nursing home residents was 15.5% in 2003, which was an improvement from 13.4% for 2002 and 11.3% for 2001.

Through consistent emphasis on admissions protocols, attention to older and larger account balances and proactive collection efforts at regional and head offices, Extendicare has continued to improve its accounts receivable management. Days of revenue outstanding have dropped from approximately 45 days in 2001 to 35 days as of December 31, 2003.

In Canada, where the supply of long-term care beds historically has been very restricted, nursing home operators typically enjoy higher occupancy levels than in the United States. ECI’s average occupancy, excluding the impact of filling new homes, was 98.0% in 2003, 98.3% in 2002 and 98.2% in 2001.

Dual U.S. Medicare and Medicaid Certification

Extendicare has certified substantially all of its beds in the United States for the provision of care to both Medicare and Medicaid patients. Management believes that dual certification increases the likelihood of higher occupancy rates by increasing the availability of beds to patients who require a specific bed certification. In addition, dual certification allows EHSI’s facilities to easily shift patients from one level of care and reimbursement to another without physically moving the patient.

Experienced and Proven Management Team

Extendicare’s management team has demonstrated competency in dealing with significant changes, particularly with regards to the challenging U.S. environment, where the Medicare program shifted to a prospective payment system, or PPS, which significantly reduced funding levels. Management identified early on, and successfully implemented strategies to exit the Florida and Texas nursing home markets in light of the extremely litigious environments in those states. During 2002 management was successful in issuing new debt in the U.S. enabling the Company to refinance its U.S. senior bank debt. In Ontario, where the government introduced a program to add 20,000 new long-term care beds by 2004, management submitted successful bids, resulting in Extendicare being one of the top contenders. During these challenging times, the Company has been successful in recruiting experienced management staff from the competition, further strengthening its already experienced executive and operating management team.

Extendicare 2003 Annual Information Form

Business Strategy

United States

Provide Quality, Clinically Based Services

EHSI, through its corporate clinical services group, monitors quality of care indicators and survey results, and drives continuous quality improvement processes at the facility and regional levels. Focus review meetings are held on a regular basis to monitor trends in facilities and to communicate new protocols and issues within the industry. The corporate clinical services group directs an internal team of field-based quality validation specialists who are responsible for mirroring the regulatory survey process and regularly communicating with its outcomes management specialists in corporate office. On-site data is integrated with clinical indicators, facility human resource data and state regulatory outcomes to provide a detailed picture of problems, challenges and successes in achieving performance at all levels of the organization. This information pool allows management to determine best practices for duplication in similarly situated facilities. EHSI emphasizes these programs when marketing its services to acute care providers, community organizations and physicians in the communities it serves.

Increase Medicare Census

EHSI continues to develop and implement strategies and capabilities to attract residents, with a focus on increasing Medicare census. For 2003, Medicare payments represented 27.4% of its total net revenue, up from 25.7% in 2002 and 23.8% in 2001. Senior management continually works with its regional and local management teams to develop strategies to continue to increase this percentage. Strategies, such as focused marketing efforts, standardized admissions protocols, streamlined admitting procedures, dual certification of beds and improved management communication have driven this improvement. In addition to increasing the profitability of nursing facilities, higher Medicare census expands the market for ancillary services, such as therapy.

Leverage Presence in Small Urban Markets

EHSI geographically clusters its long-term care facilities and services in small urban markets in order to improve operating efficiencies and to offer its customers a broad range of long-term care and related health services, including assisted living services. It is anticipated that future expansion of owned nursing facilities will come from the selective acquisition and construction of facilities in areas that are in close proximity to existing facilities, where management is experienced in dealing with the regulatory and reimbursement environments, where the facility can participate as an active member of the nursing facility association and where the facility’s reputation is established.

Actively Manage the Asset Portfolio

EHSI continually reviews its asset portfolio for physical condition, whether the assets are meeting the needs of the marketplace, financial performance and their long-term outlook. When facilities do not meet EHSI’s performance criteria, risks within the marketplace increase or litigation risk increases beyond acceptable limits; EHSI exits the marketplace or sells these facilities. Over the past four years, EHSI has disposed of a number of facilities and exited two states, while improving the performance of the balance of its asset portfolio.

EHSI also seeks to expand its portfolio of nursing and assisted living facilities in states where it currently operates or that offer attractive reimbursement systems. EHSI plans to expand through both acquisitions and internal growth. Opportunities exist to expand existing facilities, and to develop new assisted living facilities in locations close to existing nursing facilities. EHSI currently employs a very experienced internal design and development team that is well positioned for the design and construction of new facilities.

Extendicare 2003 Annual Information Form

Increase Management and Consulting Services Agreements and Rehabilitation Clinics

EHSI seeks to increase the number of management and consulting contracts with third parties. EHSI has knowledge and expertise in both the operational and administrative aspects of the long-term care sector. Management believes that the increasingly complex and administratively burdensome nature of the long-term care sector, coupled with EHSI’s commitment and reputation as a leading quality operator, will result in a demand for new contracts. Management believes this strategy is a logical extension of EHSI’s business model and competencies and will drive growth without requiring substantial capital expenditures. In 2003 EHSI continued to increase the number of facilities under management or consulting service agreements and raised the number to 82 compared to 58 in 2001. EHSI also opened two new rehabilitation clinics in 2003, raising the total it operated to 24 at December 31, 2003.

Increase Operating Efficiency

EHSI is focused on reducing operating costs by improving its communications systems, streamlining documentation and strengthening the expenditure approval process. EHSI has reduced the duplication of roles at the corporate and regional levels. EHSI continuously seeks to improve its utilization of regional resources by adding management and consulting contracts to its existing regions, thereby enabling the Company to spread the costs of its regional structure over a wider base of operations.

Canada

In Canada the Company’s strategy has been to expand long-term care operations through construction of facilities and to increase contracts for the development and management of facilities for third parties. In 1998 the Ontario Government launched a program to add 20,000 new nursing home beds in the province. As a result of new beds awarded through the first phase of this program, ECI opened eight new facilities in Ontario with capacity for 1,101 residents. This total included 905 new long-term care beds, 120 beds transferred from existing ECI facilities and 76 assisted living units attached to two of the new facilities. Four of the facilities opened in 2001, two in 2002, and the remaining two in February 2003. In 2001 ECI obtained, from Borealis Long-Term Care Facilities Inc., financing of $125.4 million to build the eight new facilities. ECI is operating the facilities for Borealis during the 25-year capital lease arrangement at a financing cost of approximately 8.0%.

Subsequent to 1998 ECI was awarded further long-term care beds by the Ontario Government for three new nursing homes with capacity for 386 residents, including 34 beds transferred from an existing ECI facility. ECI completed these projects with the opening of a new nursing home in each of May and August of 2003, and the final one in March 2004. In June 2003 ECI entered into a 25-year capital lease with Borealis that provided $14.4 million in financing at a borrowing rate of 7.28% for one of the projects.

Under its expansion program, the Ontario Government is funding a portion of the construction costs over a 20-year period. Approximately $101.0 million will be received by ECI for the new long-term care beds and redevelopment of certain existing ECI beds.

ECI had one of the highest success rates in winning awards to own or manage new nursing home beds under the multi-year Ontario Government program. In Canada, comparing 2003 with 1998 at December 31, the total number of long-term care beds that Extendicare owned and leased has increased from 6,363 beds to 7,532 beds.

Also subsequent to 1998, under the second phase of Ontario’s new long-term bed program, ECI, in partnership with the Halton Healthcare Services Corporation, was selected to build a 128-bed long-term care facility located in Oakville. Extendicare successfully developed and constructed the new facility in 2003 and is operating it under a long-term management agreement.

In addition, 199 new beds were awarded to others with whom ECI has partnered, whereby ECI is developing and will manage a 128-bed facility that is scheduled for completion in 2004 and the remaining 71 beds have been or will be added to facilities that ECI already manages.

Extendicare 2003 Annual Information Form

ECI is continuing to capitalize on its expertise in the development and management of long-term care facilities. The Company has a wide range of health care partnership opportunities, involving public, private and not-for-profit organizations through the provision of management and consulting contracts. ECI increased these contracts for third parties in Ontario in 2002 by 17 facilities and 2,844 beds including: a long-term contract to manage a 200-bed facility developed in partnership with the West Park Healthcare Centre, a hospital; a development contract to add 55 new beds to an existing managed 105-bed facility (subsequently the contract was expanded to include redevelopment of more of the existing 105 beds), a new contract to manage another hospital’s existing 150-bed facility and the redevelopment of the building, including 42 new beds; an appointment by the Ministry of Health and Long Term Care (MOHLTC) to manage a 206-bed nursing home; and an appointment by a trustee in bankruptcy to manage 14 nursing and retirement facilities with a capacity of 2,191 beds. ECI also added a management contract for three nursing facilities with 304 beds in Manitoba.

In 2003 as result of the sale of a retirement facility managed for the receiver, the closure of the nursing home managed for the MOHLTC and the commencement of the management contract for the Oakville nursing facility, management contracts declined on a net basis, by one facility and 237 beds. At December 31, 2003, ECI managed 3,588 beds representing six public-sector facilities and 20 facilities for private owners, including 13 for a receiver. ECI is the largest private health care organization in Canada with partnerships involving the public hospital sector.

Operations

United States

Organizational Structure

Although the U.S operations are organized into a number of direct and indirect wholly owned subsidiaries primarily for legal and tax purposes, EHSI manages its operations as a single unit. Operating policies and procedures are substantially the same in each subsidiary. Several of EHSI’s subsidiaries own and operate a significant number of its total portfolio of facilities. EHSI’s nursing home operations represent the largest portion of its business, comprising more than 92% of its revenue.

EHSI has centralized various functions provided from its corporate office, and directs its operations through five regional offices located in close proximity to its facilities. The regional office staffs are responsible for overseeing all operational aspects of EHSI’s facilities, including resident care, rehabilitative services, recruitment and personnel matters, compliance with state regulatory requirements, marketing and sales activities, internal controls, accounting support and, participation in state associations. Corporate office staff members are responsible for the development and implementation of corporate-wide policies pertaining to: resident care; employee hiring; training and retention; marketing initiatives and strategies; accounting and finance functions, including billing and collection, accounts payable, payroll, general finance and accounting, tax planning and compliance; and providing overall strategic direction.

Outlined below is a summary of each of EHSI’s business operations.

Nursing Care

EHSI provides a broad range of long-term nursing care, including skilled nursing services, subacute care and rehabilitative therapy services assisting patients recovering from acute illness or injury. EHSI also provides nursing care and therapy services to persons who do not require the more extensive and specialized services of a hospital. The Company’s nursing home facilities employ registered nurses, licensed practical nurses, therapists, certified nursing assistants and qualified health care aides who provide care as prescribed by each resident’s attending physician. All nursing home facilities provide daily dietary services, social services and recreational activities, as well as basic services such as housekeeping and laundry.

Extendicare 2003 Annual Information Form

Assisted Living and Retirement Centres

Assisted living care encompasses a broad spectrum of senior living services and care options, which include independent living, assisted living and different levels of skilled nursing care. Independent living is designed to meet the needs of seniors who choose to live in an environment surrounded by their peers, where they may receive such services as housekeeping, meals and activities, but are not reliant on assistance with daily living activities such as bathing, eating and dressing. Whereas, assisted living meets the needs of seniors seeking accommodations with supportive care and services or who require rehabilitative services. EHSI offers independent living and assisted living services in its assisted living facilities.

In its assisted living facilities, EHSI provides residential accommodations, activities, meals, security, housekeeping, and assistance in the activities of daily living to seniors who require some support, but not the level of nursing care provided in a nursing facility. An assisted living facility enhances the value of an existing nursing facility where the two facilities operate side by side. This allows EHSI to better serve the communities in which it operates by providing a broader continuum of services. Most of EHSI’s assisted living facilities are within close proximity to its nursing facilities. Additionally, EHSI’s retirement centres provide activities, security, transportation, special amenities, comfortable apartments, housekeeping services and meals.

Management and Selected Consulting Services

EHSI uses its long-term care operating expertise to provide third parties with either full management services through Partners Health Group, LLC, or selected consulting services through Fiscal Services Group, LLC, two wholly owned subsidiaries of EHSI. Contracts are structured on a fee-for-service basis and generally have terms ranging from one to five years. Such services are available because EHSI employs experienced professionals who have considerable expertise in both the operational and administrative aspects of the long-term care industry. On a regional level, EHSI provides consultants in the areas of nursing, dietary, laundry and housekeeping to long-term care operators under a consulting or full management services basis. Equally, through its head office support group, EHSI can provide professionals to assist other operators in the areas of cost reimbursement and accounting services.

In addition, Virtual Care Provider, Inc. (VCP), a wholly owned subsidiary of Extendicare, provides information technology services on a fee-for-service basis to third parties, in conjunction with EHSI’s management and consulting services.

Group Purchasing

Extendicare Health Network, Inc., a wholly owned subsidiary of EHSI, provides purchasing services for nursing facilities in numerous states in addition to the facilities owned and managed by EHSI. The purchasing group offers substantial cost reductions for its members through contractual volume-based arrangements made with a variety of industry suppliers for food, supplies and capital equipment.

Rehabilitative Therapy - Outpatient and Inpatient Services

EHSI operates rehabilitative therapy clinics within its wholly owned subsidiaries, The Progressive Step Corporation (ProStep), Health Poconos, Inc. and Adult Services Unlimited, Inc. As of December 31, 2003, EHSI operated 24 clinics: twelve in Pennsylvania, one in Ohio, two in Texas and nine in Wisconsin. These clinics provide services to outpatients requiring physical, occupational and/or speech-language therapy. In addition, the Pennsylvania clinics provide respiratory, psychological and social services.

EHSI provides rehabilitative therapy services on an inpatient and outpatient basis. EHSI has expanded all of its nursing facilities’ therapy units, with some facilities offering from 1,500 to 5,000 square feet of therapy space. These programs provide patient-centred, outcome-oriented subacute and rehabilitative care. At the majority of its facilities, EHSI employs physical, occupational and/or speech-language therapists.

Extendicare 2003 Annual Information Form

Expansion

Plans for expanding EHSI’s operations are developed from sources such as: personal contacts in the long-term care industry; information made available through state and nationally based associations; and investment and financing firms and brokers. All acquisitions and the undertaking of new contracts for management and consulting services involve a process of due diligence in which the operational, building and financial aspects of the undertaking are investigated.

Canada

Extendicare’s Canadian health care operations are conducted through ECI and its subsidiaries. ECI is the second largest private-sector operator of nursing facilities and the largest private-sector provider of home health care services in Canada. It operates nursing and retirement centres in Ontario and four of the Western Provinces, manages an Ontario hospital chronic-care unit and provides a wide range of related services to the residents of these facilities. ECI’s home health care operations are in Ontario and Alberta.

Nursing and Assisted Living and Retirement Care Services

ECI’s nursing centres are designed for individuals who cannot be cared for at home or in another setting, due to frailty or other physical limitations. In addition to providing accommodation and meals, residents receive assistance with activities of daily living and continuing care. Programs and services are offered for those with behavioural needs. At December 31, 2003, ECI operated for itself 55 nursing centres providing care to 7,383 residents in five provinces. ECI’s 46 owned nursing centres (6,228 beds) built prior to 2001 and three of its new nursing centres (233 beds) qualify for accreditation funding. ECI is in the process of seeking accreditation for its remaining new nursing facilities.

Assisted living care, in comfortable private accommodations, provides staff to support activities of daily living, such as personal care, meals, reminders to take medication, and housekeeping. ECI operated for itself two 38-unit assisted living wings attached to its nursing centres.

Retirement centres provide comfortable suites, housekeeping services, meals, activities, security, transportation and special amenities. Residents are typically very active and live independently. In 2003 ECI owned and operated for itself one 73-unit retirement centre, which was sold in February 2004.

Management and Consulting

ECI manages long-term care centres and a hospital chronic-care unit for not-for-profit boards and private organizations seeking to improve management practices, levels of care and operating efficiencies. Most of these contracts include management, accounting and purchasing services, staff training, reimbursement assistance, and where applicable, the implementation of ECI’s policies and procedures. ECI also is experienced in overseeing the design, construction, development and management of long-term care and chronic care centres.

As a skilled manager and operator of long-term care facilities for third parties, at December 31, 2003, ECI’s managed portfolio consisted of 26 facilities and 3,588 beds. This portfolio was made up of one publicly owned hospital unit (120 beds), one municipally owned home for the aged (80 beds), and four nursing facilities owned by hospitals (594 beds). ECI also managed 16 nursing centres (2,202 beds), and four retirement centres (592 units), which are privately owned (including 10 nursing facilities and three retirement centres for a receiver as part of a bankruptcy action). ECI believes there will continue to be more opportunities to provide facility management and consulting services to the public and private sectors.

Home Health Care Services

Through ParaMed Home Health Care (ParaMed), ECI is the largest private-sector home health care company in Canada, providing almost 4.9 million hours of care and support services during 2003 to clients of all ages through 27 branch offices located in Alberta, and Ontario. ParaMed’s professional and para-professional staffs are skilled in providing complex nursing care, occupational, physical and speech therapy, and home support.

Extendicare 2003 Annual Information Form

As a result of softening funding levels and hours of service in the British Columbia home health care market, ParaMed exited that province by selling its Vancouver operation to another service provider in January 2003 and closing its other four B.C. branches by March 2003.

Ontario is ParaMed’s largest market, representing almost 94% of its revenue in 2003. In Ontario, ParaMed Home Health Care contracts the majority of its services with the Community Care Access Centres (CCACs). During 2002 CCACs restricted the number of home care hours to all providers in response to budget constraints. While this did not affect the number of contracts awarded to ParaMed, it did affect the hours provided under such contracts. ParaMed’s Ontario volumes in 2003 continued to be impacted by CCAC budget constraints but did increase by 4.5% over 2002 levels. The Ontario volumes for the year to date 2004 are slightly below 2003 levels.

ParaMed has operated successfully under the competitive Request for Proposal (RFP) process put in place in 1997 for all government-funded service volumes and expects to remain competitive in the bidding for future contracts while maintaining the quality of its service, despite pricing pressures from awarding agencies. In its ongoing steps to continually improve the quality of care, ParaMed introduced a program of Outcome Based Care in early 2003, which involves establishing goals at the outset of each patient’s care and monitoring progress throughout treatment. Also, ParaMed has taken steps to have its operations accredited by the Canadian Council of Health Services Accreditation and completed a review in March 2004 by this external agency with the results expected soon.

With both the Romanow and Kirby reports completed for the federal government in 2002, home care is expected to play a growing role in shaping the delivery of health care to Canadians in the coming years. As the largest private-sector home care provider in Canada, ParaMed is uniquely positioned to capitalize on any new government initiatives.

Group Purchasing Services

Through its LTC Group Purchasing division (LTC), ECI offers cost-effective purchasing contracts for food, capital equipment, furnishings, cleaning and nursing supplies, and office products. LTC clients also receive rotating menus, including therapeutic modifications as well as monthly educational packages. Including the Company’s Canadian facilities, LTC provides purchasing services to facilities housing more than 25,000 residents in Canada.

Quality of Care

Commitment to Care

Extendicare’s commitment to excellence emphasizes the corporate philosophy of treating residents with dignity and respect, a philosophy that is implemented and monitored through rigorous standards that management and staff at all levels periodically assess and update. Extendicare has always strived to maintain quality standards above government regulations. The Company is launching a new and heightened series of quality initiatives, some of which are already in place at facilities across the United States and are supported and appreciated by residents, their families and the staff. In rolling out this program in Canada, the Company aims to remain a destination of choice for those requiring nursing home care. The Company has also initiated a capital improvement project to ensure all of its nursing facilities are retrofitted with modern sprinkler systems to protect the health and safety of the residents.

In the United States EHSI has established a medical advisory board, which includes a medical director representing each of EHSI’s regions. The medical advisory board’s role is to review and attest to the Company’s key clinical protocols, review and clarify roles, responsibilities and communication of medical directors with the facilities. Additionally, EHSI’s corporate clinical services department establishes nursing and quality of life standards, monitors issues and trends in the industry, implements its policies and procedures, and conducts periodic pre and post survey reviews. Training programs are developed at the corporate level and implemented in the Company as required.

Extendicare 2003 Annual Information Form

At the regional level, EHSI’s area directors of care management lead a department that is primarily responsible for implementing care and service standards, policies and procedures, auditing care and service delivery systems, and for providing direction and training for all levels of staff within the nursing and assisted living facilities. The area directors of care management are responsible for developing these programs and standards for all professional disciplines and services provided to EHSI’s customers, including nursing, dietary, social services, activities, ethical practices, mental health services, behaviour management, quality validation and continuous quality improvement.

On a national level, EHSI participates in a “Quality First Initiative” program, which is a voluntary program whose members include major long-term care providers. The objectives of the program are to discuss and promote awareness to enable members to adhere to current regulations, promote clinical outcomes, improve consumer satisfaction and demonstrate to the public a commitment to quality care.

In Canada each nursing centre has an advisory board composed of family members of residents. These boards work with administrators to develop ideas on how to provide for the needs of residents. In addition, regional directors are primarily responsible for implementing care and service standards, policies and procedures, auditing care and service delivery systems, and providing direction and training for all levels of the staff within the nursing and assisted living facilities. Continuous Quality Improvement programs ensure that quality of care and services are adhered to in all aspects of resident care.

ECI’s launch in 2004 of an enhanced quality control initiative is aimed at ensuring that seniors continue to receive the highest quality of care from its facilities. These new Canadian care initiatives include consumer satisfaction surveys, compliance hot-lines for employees, residents and their families and an enhanced communication plan called Health Trac aimed at keeping families informed of the resident’s progress.

Employee Training

Training of employees at all levels is an integral part of the Company’s ongoing efforts to improve and maintain quality services. In the United States, each newly employed nursing facility administrator, assisted living facility manager, and director of nursing are required to attend a week of company-provided training to ensure that person has an understanding of all aspects of nursing facility operations, including clinical, management and business operations. EHSI conducts additional training for these individuals and all other staff on a regional or local basis. In Canada, each new facility administrator participates in an extensive orientation program covering nursing centre management.

Marketing

United States

Most of EHSI’s long-term care facilities are located in smaller urban communities. EHSI aims to be the provider of choice in the communities it serves. EHSI focuses its marketing efforts predominantly at the local level, believing that the selection of a long-term care facility is strongly influenced by word-of-mouth and referrals from physicians, hospital discharge planners, community leaders, neighbours and family members. The administrator of each long-term care facility is therefore, a key element of EHSI’s marketing strategy and is responsible for developing relationships with potential referral sources. They are supported by a regional team of marketing personnel, who establish the overall marketing strategy, develop relationships with health maintenance organizations (HMO) and preferred provider organizations (PPO), and provide marketing direction with training and community-specific promotional materials. EHSI’s same-facility nursing home average occupancy increased to 91.5% from the 2002 level of 90.3% and 87.8% in 2001. Medicare census improved to 15.5% of total nursing census in 2003 from 13.4% in 2002 and 11.4% in 2001.

Extendicare 2003 Annual Information Form

Canada

Under the Government of Ontario’s 1998 program to open 20,000 new long-term care beds, Ontario has opened approximately 15,000 new nursing home beds and it is expected that the remainder will be operational in communities throughout the Province by the end of 2004. In order to maintain its current occupancy levels with the influx of these new beds, ECI continues major upgrades for some of its facilities that are located in markets with new bed openings as well as regular maintenance programs at all its owned facilities. Also, in conjunction with its Director of Sales and Marketing, ECI continually develops strategies to market its long-term care facilities in each community. The management team at each facility is responsible for marketing the facility locally and is supported by a regional team and the Director of Sales and Marketing. Additionally, ECI has a customer service training program that it is rolling out to its operations with the intent to train all front line workers on how they can contribute to the marketing program of managing customer service expectations in this very competitive market. Occupancy remained strong in ECI’s Canadian facilities and excluding new facility openings, averaged 98.0% for 2003, 98.3% for 2002 and 98.2% for 2001.

Competition

United States

The long-term care industry in the United States is highly competitive with companies offering a variety of similar services. EHSI faces competition both locally and regionally from other health care providers, including for-profit and not-for-profit organizations, hospital-based long-term care units, rehabilitation hospitals, home health agencies, medical supplies and services agencies and rehabilitative therapy providers. Significant competitive factors, which determine the placement of residents in nursing and assisted living centres, include quality of care, services offered, reputation, physical appearance, location and, in the case of private-pay residents, cost of the services. The newer assisted living facilities may attract potential and existing residents.

EHSI’s group purchasing and management and consulting groups compete with other similar operations in the long-term care industry.

EHSI also competes with other providers in the acquisition and development of additional facilities. Some of these competitors may accept a lower rate of return and therefore, present significant price competition. Also, tax-exempt not-for-profit organizations may finance acquisitions and capital expenditures on a tax-exempt basis or receive charitable contributions that are unavailable to EHSI.

Canada

ECI’s competitors in the long-term care industry include private and public-sector operators. In 2003 one other publicly traded operator commenced operation, increasing the number of publicly traded operators to three in Canada. The ten largest participants in the Canadian seniors housing industry account for approximately 16% of long-term care beds and approximately 34% of retirement home and independent living suites currently operating or in development in the six largest provinces. (Source: Care Planning Partners Inc. estimates and publicly available information as of September 5, 2003). Extendicare is the second largest private-sector operator of owned and managed nursing facilities. The home health care sector has both for-profit and not-for-profit providers, with ParaMed being the largest private-sector operator.

Management, Financial Controls and Cost Controls

Extendicare believes that strong management is essential to its success. Its senior officers, including the senior officers of ECI and EHSI, have on average 24 years of experience in the health care industry and 16 years of service with the Company. The members of its Board of Directors have served Extendicare on average more than 16 years.

The financial controls of Extendicare are centralized in Milwaukee, Wisconsin for the United States and Markham, Ontario for Canada. Within each country, supervision is provided through regional offices.

Extendicare 2003 Annual Information Form

Centralized accounting systems record each nursing centre’s results. Costs are shown on a per patient day basis, along with comparisons to budgets. Senior operating and financial management monitor costs on a monthly basis.

Insurance

Insurance coverage for resident care liability and other risks has been increasingly difficult to obtain or is available at excessive premiums or deductibles. Therefore, the Company self-insures for certain risks related to general and professional liability, auto liability, employers’ liability, health benefits and in certain states, workers’ compensation for its United States operations. The Company obtains reinsurance coverage in amounts and with such coverage and deductibles as management deems appropriate, based on the nature and risks of its business, historical experiences, availability and industry standards.

Of the risks that the Company self-insures, general and professional liability claims are the most volatile and significant. The Company self-insures its general and professional liability risks through Laurier Indemnity Company, Ltd., which is domiciled in Bermuda, and Laurier Indemnity Company, which is domiciled in the United States. The Company has experienced in past years, adverse claims development. Consequently, as of January 1, 2000 the Company’s per claim retained risk increased significantly for resident care liability costs, mainly due to the level of risk associated with the Florida and Texas operations. Since the beginning of 2001, EHSI no longer operates in the State of Florida and as of October 1, 2001 ceased nursing home operations in the State of Texas, thereby reducing the level of exposure to future litigation in these litigious states. Changes in the Company’s level of retained risk, and other significant assumptions that underlie management’s estimates of self-insured liabilities, could have a material effect on the future carrying value of the self-insured liabilities as well as the Company’s operating results and liquidity.

The accrual for self-insured liabilities includes estimates of the cost of reported claims and claims incurred but not reported and also reflects estimates of loss based on assumptions made by management, including consideration of actuarial projections. The Company invests funds to support the accrual for self-insured liabilities and believes that it has sufficient cash resources to meet its estimated current claims payment obligations.

Sources of Revenue

United States

Overview

EHSI derives revenue by providing routine and ancillary health care services to residents in its network of facilities, including long-term care services covering nursing care, assisted living and related medical services such as subacute care and rehabilitative therapy. EHSI also derives revenue by providing rehabilitative therapy to outside third parties at its clinics and earns management and consulting revenue from other long-term care organizations.

EHSI generates its revenue from Medicare, Medicaid and private pay sources. The Medicare and Medicaid payors set maximum reimbursement levels for payments for nursing services and products. The health care policies and programs of these agencies have been subject to changes in payment methodologies during the past several years. There can be no assurance that future changes will not reduce reimbursement for nursing services from these sources.

The following table sets forth the sources of revenue by percentage of total revenue.

	Years ended December 31
	2003	2002	2001
		(%)
Private pay	23.9	24.5	25.3
Medicare	27.4	25.7	23.8
Medicaid	48.7	49.8	50.9

Extendicare 2003 Annual Information Form

Medicare, Including Legislative Actions Affecting Revenue

Medicare is a federally funded health-insurance program providing coverage for persons aged 65 or older, disabled persons who have been disabled for at least two consecutive years, and persons who have end-stage renal disease. The Medicare program provides reimbursement in two parts, being Part A and Part B.

Firstly, hospital insurance provides for reimbursement for inpatient services for hospitals, skilled nursing facilities and certain other health care providers and patients requiring daily professional skilled nursing and other rehabilitative care (Part A Medicare). Coverage in a skilled nursing facility is limited to a period of up to 100 days, if medically necessary, after a qualifying three-day hospital stay. Medicare pays for the first 20 days of stay in a skilled nursing facility in full and the next 80 days above a daily coinsurance amount.

Secondly, the Medicare program provides reimbursement for supplemental insurance which requires the beneficiary to pay premiums and, covers physician services and other outpatient services, such as physical, occupational, speech therapy services, enternal nutrition, certain medical items, and X-ray services received outside of a Part A covered inpatient stay (Part B Medicare).

Under Part A Medicare, the nursing facility is reimbursed based upon the acuity level of the Medicare resident. Acuity is determined by classifying the resident into one of 44 Resource Utilization Groupings, or RUGs categories, based upon the nature of the resident’s condition and services needed. CMS adjusts the Medicare rates for the 44 RUGs categories October 1st of each year, and inflates the RUGs rates based upon an inflation factor referred to as the “market basket”. Under Part B Medicare, the nursing facility is reimbursed based upon defined rates established by CMS.

Prior to October 1, 2002, the incremental Medicare relief packages received from the Balanced Budget Refinement Act and the Benefits Improvement and Protection Act provided a total of US$2.7 billion in temporary Medicare funding enhancements to the long-term care industry. These funding enhancements fell into two categories. The first was “Legislative Add-ons”, which included a 16.66% add-on to the nursing component of the RUGs rate and the 4% base adjustment. The second category was “RUGs Refinements”, which involved an initial 20% add-on for 15 RUGs categories identified as having high intensity, non-therapy ancillary services. The 20% add-on from three RUGs categories was subsequently redistributed to 14 rehabilitation categories at an add-on rate of 6.7% each.

The Legislative Add-ons expired on September 30, 2002 (referred to as the “Medicare Cliff”) resulting in a reduction of Medicare funding for skilled nursing facility operators, including EHSI. Based upon the Medicare case mix and patient days over the nine-month period ended September 30, 2002, EHSI estimates that it received an average of US$31.22 per patient day related to the Legislative Add-ons. The loss of this funding was partially offset by a 2.6% market basket increase in Medicare rates received by long-term care providers beginning on October 1, 2002. The combined impact of these changes was a net decline in EHSI’s average daily rate of US$23.64 per patient, which based upon the Medicare case mix and patient days for the three months ended December 31, 2002, reduced EHSI’s revenue by $6.2 million (US$3.9 million). This reduced rate impacted EHSI’s revenues for the first nine months of 2003 by an estimated $18.3 million (US$12.8 million), based on the Medicare case mix and patient days during that period.

Effective October 1, 2003, the Centers for Medicare and Medicaid Services, or CMS, increased Medicare rates by 6.26% reflecting: (1) a cumulative forecast correction (Administrative Fix) to correct past years under-funded rate increases, which increased the federal base payment rates by 3.26%; and (2) the annual market basket increase of 3.0%. EHSI estimates that based on the Medicare case mix for the nine-month period ended September 30, 2003, these Medicare rate increases added approximately US$18.45 per patient day. Based upon the Medicare case mix and census in the fourth quarter of 2003, this increase resulted in $4.6 million (US$3.5 million) of additional revenue. Taking the Medicare case mix and patient days earned for the 2003 year, this represents additional annualized revenue of approximately $18.8 million (US$13.4 million) going forward. However, this will be tempered by higher labour and other operating costs. In order to maintain their commitment to Senator Grassley and CMS in providing the Administrative Fix, EHSI and its peers in the Alliance for Quality Nursing Home Care along with the American Health Care Association (AHCA) pledged their support to spend the Administrative Fix over the next fiscal period on direct care and services for its residents. In October 2003 CMS published a notice to skilled nursing facilities that within future cost reports, it will require confirmation that the Administrative Fix funding was spent on direct patient care and related expenses.

Extendicare 2003 Annual Information Form

With respect to the RUGs Refinements, in April 2002 CMS announced that it would delay the refinement of the RUGs categories, thereby extending related funding enhancements until September 30, 2003. In May 2003 CMS released a rule to maintain the current RUGs classification until October 1, 2004. Further to, but independent of this, U.S. Congress enacted legislation directing CMS to conduct a study on the RUGs classification system and report its recommendations by January 2005. EHSI estimates that it received an average of US$24.12 per patient day in 2003 related to the RUGs Refinements, for revenue of $24.6 million (US$17.6 million), based on the Medicare case mix and patient days for the year. A decision to discontinue all or part of the enhancements could have a significant adverse effect on the Company.

The moratorium on implementing payment caps for outpatient Part B therapy services, which was scheduled to take effect on January 1, 2003, was extended until September 1, 2003. The therapy caps were in effect from September 1, 2003, until December 8, 2003, when, as a result of the Medicare Prescription Drug, Improvement and Modernization Act of 2003, the moratorium was reinstated for a two-year period until December 2005. The impact of a payment cap cannot be reasonably estimated based on the information available at this time. However, such a cap would reduce EHSI’s therapy revenue.

In February 2003 CMS announced a plan to reduce its level of reimbursement for uncollectible Part A co-insurance. CMS did not implement the rule change as planned on October 1, 2003, and continues to review the proposed plan. Under current law, skilled nursing facilities are reimbursed 100% for any bad debts incurred. The plan was to reduce the reimbursement levels from the current 100% to: 90% beginning October 1, 2003; 80% beginning October 2004; and 70% beginning October 2005. This is consistent with the Part A co-insurance reimbursement plan applicable to hospitals. EHSI estimates that should this plan be implemented, the negative impact to net earnings would be $1.8 million (US$1.3 million) in 2004, increasing to $4.6 million (US$3.3 million) in 2006.

Medicaid

Medicaid is a state-administered program financed by state funds and matching federal funds, providing health insurance coverage for certain persons in financial need, regardless of age, and which may supplement Medicare benefits for financially needy persons aged 65 or older. Medicaid reimbursement formulas are established by each state with the approval of the federal government in accordance with federal guidelines. Generally, 50% of the funds available under these programs are provided by the federal government under a matching program. Medicaid programs currently exist in all the states in which EHSI operates its nursing homes.

Under the Budget Act of 1997 the authority of states was broadened to develop their own standards for the establishment of rates. The law requires each to use a public process for establishing proposed rates, whereby the methodology and justification of rates used are available for public review and comment. Many states have had to restrain their budgets of which Medicaid represents a significant portion, since the economic slowdown and costs related to post September 11, 2001.

The states in which EHSI operates currently use cost-based or price-based reimbursement systems. Under cost-based reimbursement systems, the facility is reimbursed for the reasonable direct and indirect allowable costs it incurs in providing routine resident care services as defined by the program. In certain states, efficiency incentives are provided and facilities may be subject to cost ceilings. Reasonable costs normally include certain allowances for administrative and general costs, as well as the cost of capital or investment in the facility, which may be transformed into a fair rental or cost of capital charge for property and equipment. The price-based or modified price-based systems pay a provider at a certain payment rate irrespective of the provider’s cost to deliver the care. Price-based or modified price-based systems may use various methods, such as state averages from a specific base year, to determine the base cost, which could be subject to inflationary increases.

Extendicare 2003 Annual Information Form

The reimbursement formulas employed by the state may be categorized as prospective or retrospective in nature. Under a prospective cost-based system, per diem rates are established based upon the historical cost of providing services during a prior year, adjusted to reflect factors such as inflation and any additional service required to be performed. Many of the prospective payment systems under which EHSI operates contain an acuity measurement system, which adjusts rates based on the care needs of the resident. Retrospective systems operate similar to the pre-PPS Medicare program where nursing facilities are paid on an interim basis for services provided, subject to adjustments based on allowable costs, which are generally submitted on an annual basis.

For some of the states in which EHSI operates, namely Pennsylvania, Indiana, Oregon, and Washington, CMS is reviewing proposed plan amendments and waivers pertaining to the fiscal year commencing July 1, 2003. The retrospective plan amendments and waivers seek to increase the level of federal funding for the Medicaid programs and would result in providing nursing facilities with revenue rate increases to offset new or increased provider taxes. As the plan amendments and waivers have not been approved, EHSI has recorded amounts based on revenue received and provider taxes paid. Based on the final CMS approved state plan amendments and waivers, changes in the Medicaid rates and any associated provider taxes could result in adjustments to earnings from July 1, 2003 to the finalization dates of these state plan amendments and waivers.

Private Pay

Private pay revenue consists of revenue from individuals, private insurance companies, HMOs, PPOs, other charge-based payment sources, HMO Medicare risk plans, Blue Cross and the Department of Veterans Affairs.

Assisted Living Facilities

Assisted living facility revenue is primarily derived from private-pay residents at rates EHSI establishes based upon the services it provides and market conditions in the area of operation. Approximately 40 states provide or have approval to provide Medicaid reimbursement for services in assisted living facilities covering board and care.

Canada

The fees charged by ECI for its nursing centres are regulated by provincial authorities, which often set the rates following consultation with the applicable province’s long-term care association. Provincial programs fund a substantial portion of these fees, with the remainder paid by individuals. In some provinces, the government has delegated authority with respect to funding to regional health authorities, as is the case in Alberta, Saskatchewan, Manitoba and British Columbia.

Ontario is ECI’s largest market for both its long-term care and home health care services. Their combined revenue represented approximately 75% of ECI’s total revenue in 2003. Funding for Ontario nursing centres is based on reimbursement for the level of care provided. The provincial government allocates funds, or “envelopes”, for services such as nursing, programs, food and accommodation. The cost of providing nursing, programs and food is reimbursed in accordance with scheduled rates. Any deviation in actual costs from scheduled rates is either at ECI’s cost (if actual costs exceed scheduled rates) or is returned to the government (if actual costs are below scheduled rates). ECI receives a fixed amount per resident day for standard accommodation and may retain any excess over costs incurred. Similar to other nursing home providers, ECI is also allowed to bill and retain monies from residents in “preferred accommodation”; $8.00 per day for a semi-private room and $18.00 per day for a private room. Operators are permitted to allocate up to 60% of the facility’s capacity for preferred accommodation. Supplemental funds are also available to nursing centres that are accredited by the Canadian Council on Health Services Accreditation. All of ECI’s owned nursing centres built prior to 2001 qualify for the accreditation funding. Three of ECI’s newly built facilities have been accredited and the remaining eight will be shortly.

Extendicare 2003 Annual Information Form

In April 2004 the Ontario government announced that funding to long-term care providers for property taxes for the 2003 calendar year would be reduced from 90% to 73%, and that the estimated funding for 2004 would be reduced to 50%. This was due to the influx of 20,000 new beds coming on stream, which has put a strain on the government’s allocated pool of funds. As a result, ECI booked a $2.0 million provision in the 2004 first quarter, comprised of $1.3 million for the claw back of 2003 funding, and an estimated $0.7 million for reduced funding for the first three months of 2004. Subsequently, in May the government indicated its commitment to provide additional funding for the 2003 property taxes, and to pursue a process in the near future to attempt to resolve the issue for 2004 and beyond. Therefore, ECI will reverse the $1.3 million provision in the second quarter of 2004, and adjust for the 2004 property tax funding when it is resolved.

In May 2003 the Government of Ontario announced a funding increase of $100.0 million, in addition to the normal annual inflationary increase, to enhance the delivery of nursing and personal care services in the Province. Beginning July 1, 2003, Ontario long-term care providers received a funding increase of $4.80 per resident day, based on a case mix index of 100. The case mix index (CMI) is a measure determined by the Ministry of Health to calculate the amount of funding for each facility based on the level of care required by the resident population of the facility. A CMI of 100 is the benchmark index across the Province. Each facility’s CMI is assessed annually and those with residents requiring a greater level of care than the Ontario average will have a higher CMI, and conversely those with residents requiring a lower level of care than the average will have a lower CMI.

In June 2003 the Government of Alberta announced long-term care rate increases in accommodation fees ranging from $11 to $16 per resident day, which took effect on August 1, 2003.

Based on the number of beds operated by Extendicare in Ontario on July 1, 2003 and in Alberta on August 1, 2003, these funding changes represented annualized revenue of about $13.5 million, of which approximately $6.4 million would have impacted revenue for 2003. Approximately half of this funding was specified as flow-through funding, meaning it was directed to incremental costs for enhanced resident care, such as additional nursing staff, supplies and programs directed at the residents, and accordingly would not be available to increase earnings. The remainder could impact earnings to the extent it is not offset by additional nursing home operating costs, whether due to added programs, quality measures, staffing changes, wage rate increases or increased costs due to inflation.

In 2002 the Government of Ontario provided $100.0 million of additional funding to enhance the delivery of nursing and personal care services. On August 1, 2002, Ontario long-term care providers received a funding increase of $7.20 per resident day, based on a CMI of 100. The increase included $6.33 per resident day of flow-through funding for enhanced resident care through additional nursing staff and other measures, and would not affect earnings levels. The remaining inflationary increase of $0.87 per resident day is available to contribute to earnings to the extent that it is not offset by increased operating costs. Based on the level of ECI’s Ontario operations at the end of 2002, this funding increase represented annual revenue of about $11.5 million, of which approximately $10.0 million was flow-through funding specified for incremental nursing staff and related costs.

Effective for April 1, 1998, the MOHLTC implemented a new funding policy to support the costs of construction of new long-term care facilities (nursing homes and homes for the aged) and the renovation of existing long-term care facilities. Implementation of the construction funding policy coincided with the implementation of new mandatory design standards for long-term care facilities and replaced the previous standards in effect since 1972. A review board of the Ministry ranked all existing long-term care facilities into four categories being “A” through to “D”. The classifications are defined as: “A” facilities that meet or exceed the new design standards; “B” facilities that exceed the original 1972 standards but fall short of the new design standards; “C” facilities that meet the original 1972 structural standards; and “D” facilities that fail to meet the 1972 standards. Under this new funding policy, in order to encourage renovations that would improve the structural standards for the existing long-term care facilities, the MOHLTC provides compliance funding incentives to operators on a per resident day basis equal to $5.00 for “A” facilities, $2.50 for “B” facilities, $1.00 for “C” facilities and nothing for “D” facilities. Under certain conditions, replacement of category “D” facilities may qualify for up to $10.35 funding per bed per day and operators have until 2006 to upgrade “D” facilities to the new standards. ECI does not have any “D” facilities and with respect to ECI’s facilities built prior to 1998, all are receiving compliance funding at the $1.00 per bed per day level.

Extendicare 2003 Annual Information Form

Additionally, the new funding policy provided for up to $10.35 per bed per day for a 20-year period for each new long-term care facility built as part of the new beds awarded under the MOHLTC new bed program. ECI’s post-1998 newly constructed nursing centres are receiving construction funding of $10.35 per bed per day. As each facility opens, a receivable from the government is recorded, which is applied to reduce the cost of construction.

Provincial funding for ECI’s nursing centres in Alberta, the next highest revenue source province for ECI, is based on a funding system similar to that in Ontario. In the three other Western Provinces in which ECI operates, Manitoba and British Columbia set funding on a per patient day basis with annual adjustments and Saskatchewan funds on a monthly rate per resident basis.

Extendicare’s Canadian home health care operations, conducted through ParaMed, received approximately 91% of its revenue in 2003 from contracts tendered by locally administered provincial agencies. The remainder of the 2003 revenue was received from private-pay clients.

Properties

The following table lists by state and province the nursing centres, assisted living and retirement centres, and chronic care units owned, leased and managed by ECI and EHSI at December 31, 2003:

			Assisted Living &
	Nursing Centres		Retirement Centres		Chronic Care Units		Total
	No. of	Resident	No. of	Resident	No. of	Resident	No. of	Resident
State/Province	Facilities	Capacity	Facilities	Capacity	Facilities	Capacity	Facilities	Capacity
Pennsylvania	27	3,165	8	298	–	–	35	3,463
Massachusetts	5	606	–	–	–	–	5	606
Delaware	1	120	–	–	–	–	1	120

Ohio	29	3,065	2	146	–	–	31	3,211
West Virginia	1	120	–	–	–	–	1	120

Wisconsin	25	2,360	10	442	–	–	35	2,802
Minnesota	10	1,274	1	60	–	–	11	1,334

Indiana	17	1,726	2	109	–	–	19	1,835
Kentucky	18	1,506	1	39	–	–	19	1,545

Washington	15	1,523	8	379	–	–	23	1,902
Oregon	3	193	2	101	–	–	5	294
Idaho	2	191	–	–	–	–	2	191

Arkansas	1	96	3	181	–	–	4	277
Texas	–	–	2	110	–	–	2	110

Total United States	154	15,945	39	1,865	–	–	193	17,810

Ontario	51	7,585	5	741	1	120	57	8,446
Alberta	14	1,183	–	–	–	–	14	1,183
Saskatchewan	5	654	–	–	–	–	5	654
Manitoba	5	762	–	–	–	–	5	762
British Columbia	1	75	–	–	–	–	1	75

Total Canada	76	10,259	5	741	1	120	82	11,120

Total	230	26,204	44	2,606	1	120	275	28,930

In addition:

EHSI operated 24 rehabilitative clinics as follows: Pennsylvania – 12; Wisconsin – 9; Texas – 2; and Ohio – 1; and ParaMed provided its services through 27 locations, substantially all of which were leased, as follows: Ontario – 25; and Alberta – 2.

Extendicare 2003 Annual Information Form

Government Regulations

United States

The provision of institutional care and health care services is subject to regulation by various federal, state and local government authorities in the United States. Although EHSI believes its operations comply with the laws governing its industry, EHSI cannot guarantee that it will be in absolute compliance with all regulations at all times. Failure to comply may result in significant penalties, including exclusion from the Medicare and Medicaid programs, which could have a material adverse effect on EHSI’s business. Management cannot give assurance that governmental authorities will not impose additional restrictions on EHSI’s activities that might adversely affect its business.

General Regulatory Requirements

Nursing facilities, assisted living facilities, and other health care businesses are subject to licensure and other state and local regulatory requirements. In addition, in order for a nursing facility to be approved for payment under the Medicare and Medicaid reimbursement programs, it must meet the participation requirements of the Social Security Act and related regulations. The regulatory requirements for nursing facility licensure and participation in Medicare and Medicaid generally prescribe standards relating to provision of services, resident rights, staffing, employee training, physical environment and administration. Nursing and assisted living facilities generally are subject to unannounced annual inspections by state or local authorities for purposes of licensure and in the case of nursing facilities for purposes of certification under Medicare and Medicaid. These surveys will also confirm whether a nursing facility continues to meet Medicare and Medicaid participation standards. As at December 31, 2003, all of EHSI’s nursing facilities are licensed under applicable state laws and are certified to participate in either the Medicare program or the Medicaid program, or both.

Nursing Facility Regulation

CMS has established regulations to implement survey, certification and enforcement procedures. The survey process is intended to review the actual provision of care and services, with an emphasis on resident outcomes to determine whether the care provided meets the assessed needs of the individual residents. State agencies conduct the surveys and assess remedies for any cited deficiencies based upon scope and severity. The regulations specify that the remedies are intended to motivate facilities to return to compliance and to facilitate the removal of chronically poor-performing facilities from the Medicare or Medicaid programs. Remedies range from: directed plans of correction, in-service training and state monitoring for minor deficiencies; denial of Medicare or Medicaid reimbursement for existing residents or new admissions and civil monetary penalties of up to US$3,000 per day for deficiencies that do not immediately jeopardize resident health and safety; and, appointment of temporary management, termination from the program and civil monetary penalties of up to US$10,000 for one or more deficiencies that immediately jeopardize resident health or safety. The regulations allow state survey agencies to identify alternative remedies that must be approved by CMS prior to implementation.

Facilities with acceptable regulatory histories generally are given an opportunity to correct deficiencies by a date certain, usually within six months. CMS will continue payments and refrain from imposing sanctions within the correction period, unless the facility does not return to compliance within the specified period of time. Facilities with deficiencies that immediately jeopardize resident health and safety and those that are classified as poor-performing facilities are not given an opportunity to correct their deficiencies prior to the assessment of remedies. From time to time, EHSI receives notices from federal and state regulatory agencies alleging deficiencies for failing to comply with all components of the regulations. While EHSI does not always agree with the positions taken by the agencies, it reviews all such notices and takes corrective action when appropriate. Due to the fact that the regulatory process provides EHSI with limited appeal rights, many alleged deficiencies are not challenged even if EHSI does not agree with the allegation.

While EHSI tries to comply with all applicable regulatory requirements, from time to time some of its nursing facilities have been sanctioned as a result of deficiencies alleged by CMS or state survey agencies. EHSI cannot give assurance that it will not be sanctioned and penalized in the future.

Extendicare 2003 Annual Information Form

Federal law requires each state to have a Medicaid Fraud Control Unit, which is responsible for investigating provider fraud and resident abuse in Medicaid funded facilities. EHSI is aware of investigations by these units involving one facility each in Kentucky and in Wisconsin. The investigations have not been sufficiently developed for management to predict an outcome.

In 2002 CMS launched the Nursing Home Quality Initiative to provide consumers with comparative information about nursing home quality measures, which rates every nursing facility in the U.S. on nine quality of care indicators. These quality of care indicators include such measures as percentages of patients with infections, bedsores and unplanned weight loss and this comparative data is available to the public on the CMS web site. EHSI believes that, though the information is important to share with the public and can drive improvements in quality of care in the long-term care industry, the data may be influenced by the level and quality of care and the nature of admissions to a particular facility.

Restrictions on Acquisitions and Construction

The acquisition or construction of nursing facilities is subject to state regulation and most of the states in which EHSI currently operates have adopted laws to regulate expansion of skilled nursing facilities. Certificate of need laws generally require that a state agency approve certain acquisitions or physical plant changes and determine that a need exists prior to the addition of beds or services, the implementation of the physical plant changes or the incurrence of capital expenditures exceeding a prescribed amount. Some states also prohibit, restrict or delay the issuance of certificates of need, or have moratoriums on increases in licensed bed capacity. Additionally, in most states the reduction of beds or the closure of a facility requires appropriate state regulatory agency approval. EHSI’s nursing facility expansions comply with all state regulations. Prior to engaging in any regulated expansion project, EHSI obtains certificates of need, where required. If there is a delay or inability to obtain a required certificate of need or other necessary approval, EHSI’s expansion proposals could be adversely affected.

The acquisition, construction or operation of assisted living facilities is subject to less stringent regulation than nursing facilities and, in the absence of uniform federal regulations, states develop their own regulations. The majority of states have implemented regulations regarding the acquisition, construction and operation of assisted living facilities. Virtually every state has a licensure process, registration process or some other form of regulation that may apply to assisted living providers. Depending on the level of services that an assisted living provider supplies, the provider may be required to obtain a license. Licensure regulations may be based on admission and discharge criteria and the variety and type of services provided. Many states require that potential operators submit building plans and receive state approval prior to construction of an assisted living facility. The approval process when certificates of need are involved is more of a clearance process; however, assisted living facilities must meet a stringent set of building construction and design regulations including the Life Safety Code (NFPA101). State regulators conduct periodic inspections of assisted living facilities that are similar in most cases to their inspections of nursing facilities. As of December 31, 2003, EHSI’s assisted living facilities are compliant in all material respects with applicable state licensure, building construction and design regulations.

Regulation of Fraud and Related Matters

EHSI participates in federal and state health care programs and therefore it is subject to a variety of federal and state laws that are intended to prevent health care fraud and abuse. These laws are punishable by criminal and/or civil sanctions, including, in some instances, exclusion from participation in federal health programs, including Medicare, Medicaid and Department of Veterans Affairs health programs. These laws, which include, but are not limited to, anti-kickback laws, false claims laws, physician self-referral laws and federal criminal health care fraud laws, are discussed in further detail below. Management believes that EHSI and its subsidiaries have been and continue to be in substantial compliance with all of these laws as they apply to its companies.

Extendicare 2003 Annual Information Form

EHSI believes its billing practices, operations and compensation and financial arrangements with referral sources and others materially comply with applicable federal and state requirements. However, EHSI cannot give assurance that a governmental authority will not interpret such requirements in a manner inconsistent with EHSI’s interpretation and application. If EHSI fails to comply, even inadvertently, with any of these requirements, it could be required to alter its operations and/or refund payments to the government. In addition, EHSI could be subject to significant penalties. Even if EHSI successfully defends any action against it for violating these laws or regulations, EHSI would likely be forced to incur significant legal expenses and divert management’s attention from the operation of its business. EHSI cannot reasonably predict whether enforcement activities will increase at the federal or state level or the effect of such on its business and its financial results.

The illegal remuneration provisions of the Social Security Act make it a felony to solicit, receive, offer to pay or pay any kickback, bribe or rebate in return for referring a resident for any item or service or in return for purchasing, leasing, ordering, recommending or arranging for any good, facility, service or item, for which payment may be made under the federal health care programs. A violation of the illegal remuneration statute may result in the imposition of criminal penalties, including imprisonment for up to five years, the imposition of a fine of up to US$25,000, civil penalties and exclusion from participating in federal health programs.

Recognizing that the law is broad and may technically prohibit beneficial arrangements, the Office of Inspector General of the Department of Health and Human Services developed regulations addressing those types of business arrangements that will not be subject to scrutiny under the law. These safe harbours describe activities that may technically violate the act, but which are not to be considered illegal when carried on in conformance with the regulations. For example, the safe harbours cover activities such as contracting with physicians or other individuals that have the potential to refer business to EHSI that would ultimately be billed to a federal health program. Failure to qualify for safe harbour protection does not mean that an arrangement is illegal. Rather, the arrangement must be analyzed under the anti-kickback statute to determine whether there is intent to pay or receive remuneration in return for referrals. Conduct and business arrangements that do not fully satisfy one of the safe harbours may result in increased scrutiny by government enforcement authorities. In addition, some states have anti-kickback laws that may apply regardless of whether a federal health care program is involved. Although EHSI’s business arrangements may not always satisfy all the criteria of a safe harbour, EHSI believes that as of December 31, 2003, its operations are in material compliance with federal and state anti-kickback laws.

Under the federal “Stark II” law, physicians are prohibited from making a referral to an entity for the furnishing of designated health services, including therapy services, for which Medicare or Medicaid may pay, if the physician, or an immediate family member of the physician, has a financial relationship, including ownership interests and compensation arrangements, with that entity, and the relationship fails to meet a statutory or regulatory exception to the rule. The penalties for violating this act include denial of payment, additional financial penalties and exclusion from participating in federal health programs. In addition, a number of states have enacted their own versions of self-referral laws.

The Federal False Claims Act and similar state statutes prohibit presenting a false or misleading claim for payment under a federal program. Violations may result in significant civil penalties, treble damages and exclusion from participation in federal programs. Liability arises, primarily, when an entity knowingly submits a false claim for reimbursement to the federal government. However, enforcement over the past few years has expanded the traditional scope of this act to cover quality of care issues, especially in the skilled nursing facility industry. In addition to the civil provisions of the False Claims Act, the federal government can use several other criminal statutes to prosecute persons who submit false or fraudulent claims for payment to the federal government.

Extendicare 2003 Annual Information Form

Federal law provides that practitioners, providers and related persons may not participate in most federal health care programs, including the Medicare and Medicaid programs, if the individual or entity has been convicted of a criminal offence related to the delivery of an item or service under these programs or if the individual or entity has been convicted, under state or federal law, of a criminal offence relating to neglect or abuse of residents in connection with the delivery of a health care item or service. Other individuals or entities may be, but are not required to be, excluded from such programs under certain circumstances, including the following: a conviction related to fraud, obstruction of an investigation or related to a controlled substance; licensure revocation or suspension; exclusion or suspension from state or federal health care programs; filing claims for excessive charges or unnecessary services or failure to furnish medically necessary services; ownership or control by an individual who has been excluded from the Medicaid or Medicare programs, against whom a civil monetary penalty related to the Medicaid or Medicare programs has been assessed or who has been convicted of the crimes; and the transfer of ownership or control interest in an entity to an immediate family or household member in anticipation of, or following, a conviction, assessment or exclusion from Medicare or Medicaid programs.

Office of the Inspector General

The Office of Inspector General (OIG) among its other priorities identifies and eliminates fraud, abuse and waste in certain federal health care programs. The OIG has implemented a nationwide program of audits, inspections and investigations and from time to time issues “fraud alerts” to segments of the health care industry on particular practices that are vulnerable to abuse. The fraud alerts inform health care providers of potentially abusive practices or transactions that are subject to criminal activity and reportable to the OIG.

An increasing level of resources have been devoted to investigation of allegations of fraud and abuse in the Medicare and Medicaid programs, and federal and state regulatory authorities are taking an increasingly strict view of the requirements imposed on health care providers by the Social Security Act and Medicare and Medicaid programs. One anti-fraud project OIG launched several years ago, “Operation Restore Trust”, guaranteed funding for the investigation of fraud and abuse activities and coordinated efforts among multiple federal and state agencies. A primary purpose of the operation is to scrutinize the activities of health care providers who are reimbursed under the Medicare and Medicaid programs. While EHSI does not believe that it is the target of any investigation under this operation, there can be no assurance that substantial amounts will not be expended by EHSI to cooperate with any such investigation or to defend allegations that may arise from an investigation. If a government agency finds that any of EHSI’s practices failed to comply with the anti-fraud provisions, EHSI’s business could be materially adversely affected.

Cross Decertification and De-Licensure

In some circumstances, if one facility is convicted of abusive or fraudulent behaviour, then other facilities under common control or ownership may be decertified from participating in Medicaid or Medicare programs. Executive Order 12549 prohibits any corporation or facility from participating in federal contracts if it or its “principals” have been barred, suspended or are ineligible or have been voluntarily excluded from participating in federal contracts. In addition, some state regulations provide that all facilities under common control or ownership licensed within a state may be de-licensed if any one or more of the facilities are de-licensed. To date, none of the facilities of either EHSI or its subsidiaries have experienced any cross-decertification or de-licensure.

Ongoing Initiatives

There are ongoing initiatives at the federal and state levels for comprehensive reforms affecting the payment for and availability of health care services. Aspects of some of these health care initiatives, such as the termination of Medicare funding improvements and limitations on Medicare coverage, other pressures to contain health care costs by Medicare, Medicaid and other payors, as well as increased operational requirements in the administration of Medicaid, could adversely affect EHSI. EHSI cannot predict the ultimate content, timing or effect of any health care reform legislation, nor can it estimate the impact of potential legislation on the Company.

Extendicare 2003 Annual Information Form

Environmental Laws and Regulations

Some federal and state laws govern the handling and disposal of medical, infectious and hazardous waste. If an entity fails to comply with these laws or the related regulations, the entity could be subject to fines, criminal penalties and other enforcement actions. EHSI has developed policies for the handling and disposal of medical, infectious and hazardous waste to assure that each of its facilities complies with those laws and regulations. EHSI incurs ongoing operational costs and capital expenditures to remain in compliance with these laws and regulations; however, the capital expenditures to remain in compliance have not been material to EHSI. EHSI believes that it substantially complies with applicable laws and regulations governing these requirements.

Federal regulations established by the Occupational Safety and Health Administration imposes additional requirements on EHSI with regard to protecting employees from exposure to blood borne pathogens. EHSI believes that it has policies and procedures in place to preclude valid, material actions by this regulatory body.

As a result of fires in long-term care facilities in recent years, states are reconsidering the laws governing the requirement for facilities to have sprinklers systems. In February 2004, the AHCA reaffirmed its position that nursing facilities nationwide be required to implement sprinkler systems, provided that federal funding and/or low-cost financing is made available for the installation of such systems. EHSI currently has approximately 20 facilities without sprinkler systems and intends to implement sprinkler systems in all of its facilities by December 2005 at an estimated cost of US$3.0 million.

Health Insurance Portability and Accountability Act

The Health Insurance Portability and Accountability Act (HIPAA), requires EHSI to comply with standards for the exchange of health information within EHSI and with third parties and to protect the confidentiality and security of health data. Specifically, HIPAA standards require: standardization of electronic patient health, administrative and financial data; unique health identifiers for individuals, employers, health plans and health care providers; protection of the privacy of individually identifiable health information; and security standards for protecting the confidentiality and integrity of individually identifiable health information.

The Department of Health and Human Services has three rules mandating the use of new standards with respect to certain health care transactions and health information. The first rule established privacy standards and most entities covered under HIPAA were required to implement the privacy standards by April 2003. The privacy standards are designed to protect the privacy of certain individually identifiable health information. As a result, EHSI has updated its policies and procedures, conducted training for its employees on the new standards and implemented procedures to report violations of the new policies. EHSI believes it is in compliance with the privacy standards.

The second rule established standards for electronic data transactions and code sets. These standards are designed to allow entities to exchange medical, billing and other information and to process transactions in a more effective manner electronically. Originally, the new transactions and code sets standards were required to be implemented in October 2002; however, for providers filing an extension, the implementation date was October 2003. Due to a number of fiscal intermediaries and states not being ready to implement the rule, CMS announced in September 2003 that providers could have a further extension to the implementation date, provided that they were working toward implementation, and directed all fiscal intermediaries and states not to impair the processing of claims and payments to health care providers working toward the directive. EHSI has implemented the new transaction and code sets with fiscal intermediaries and the states, which are currently ready to accept the new transaction and code sets. In the states where EHSI has not implemented the new transaction and code sets, it is currently in the testing stages and continues to process and receive payments on a timely basis. EHSI believes it is in compliance with the transaction and code sets standards.

Extendicare 2003 Annual Information Form

The third rule governs the security of health information. Compliance with the security regulations is required by April 21, 2005. The security regulations apply only to electronic protected health information, and have four main objectives to: ensure the confidentiality, integrity and availability of protected health information that a covered entity creates, receives, maintains or transmits electronically; protect against any reasonably anticipated hazards that might threaten the security or integrity of electronic protected health information; protect against any unauthorized use or disclosure of electronic protected health information that can be reasonably anticipated; and ensure that the covered entity’s workforce complies with the full range of security measures.

Although HIPAA was intended to ultimately reduce administrative expenses and burdens faced within the health care industry, it is generally agreed that the implementation of this law will result in additional costs to all health care organizations in the short term. EHSI established a HIPAA task force consisting of clinical, legal, financial and information services professionals to work on the project, and monitor the implementation and compliance to the standards and procedural changes within the organization. At this time, EHSI believes it fully complies with the HIPAA privacy and transactions standards and will be successful in the implementation of the security rules by the required implementation dates.

Corporate Compliance Program

EHSI’s Corporate Compliance Program was developed to assure that EHSI achieved its goal of providing a high level of care and service in a manner consistent with all applicable state and federal laws and regulations, and EHSI’s internal standards of conduct. EHSI’s Corporate Compliance Program incorporates the elements included in the guidance issued by the OIG. EHSI’s employees must acknowledge their responsibility to comply with relevant laws, regulations and policies, including its compliance program. EHSI has a Corporate Compliance Officer responsible for administering the Corporate Compliance Program who reports to the Board of Extendicare and EHSI’s Chief Executive Officer.

Canada

Provincial legislation and regulations closely control all aspects of operation and funding of nursing facilities in Canada, including the fee structure, the adequacy of physical facilities, standards of care and accommodation, equipment and personnel. In some provinces, the government has delegated responsibility for the funding and administration of long-term care programs to regional health authorities.

In most provinces a license must be obtained from the applicable provincial ministry of health in order to operate a nursing centre. There is almost a universal restriction upon the issuance of new licenses across the country because of the funding implications for governments. When new licenses are issued, it is in response to a deficiency of long-term care beds in a particular region, and some form of public competition for the license is required. There are also provincial regulations regarding the sale and transfer of existing licenses, and while such sales are regular occurrences, authorities take steps to determine the adequacy and bona fides of the new operator. In addition to, or in some cases in place of, the licensure procedure, operators in some provinces, such as Alberta and Ontario, are required to sign service contracts with the provincial government or regional health authority. These contracts spell out in detail the services to be provided and the remuneration to be received. Nursing centre licenses and service contracts are subject to annual renewals and do not represent any guarantee of continued operation beyond the term of the license or contract. While it is possible for authorities to revoke a license or cancel a service contract due to inadequate performance by the operator, such actions are rare in Canada and would usually be preceded by a series of warnings, notices and other sanctions. ECI has never had such a license or service contract revoked.

While ECI endeavours to comply with all regulatory requirements in its Canadian nursing facilities, it is not unusual for stringent inspection procedures to identify deficiencies in operations. Every effort is made to correct legitimate problem areas that have been identified.

The environmental laws to which the Company is subject in Canada are similar in effect to the applicable environmental laws in the United States.

Extendicare 2003 Annual Information Form

In Canada the Personal Information Protection and Electronic Documents Act (PIPEDA) came into effect on January 1, 2004. The PIPEDA establishes rules that require all private-sector organizations operating in Canada that collect, use or disclose personal information in the course of commercial activity to obtain an individual’s prior informed consent to such collection, use and disclosure, subject to certain enumerated exceptions. It applies throughout Canada unless a province enacts similar legislation, which may supersede the PIPEDA in certain circumstances. All of the data protection legislation in Canada imposes obligations on organizations to establish policies and implement practices concerning the handling of personal information, as well as various logistical and administrative obligations. ECI has designated a Privacy Officer as part of the process to ensure its compliance with the legislation.

Employees

Extendicare currently employs approximately 35,800 people, including approximately: 4,600 registered and licensed practical nurses; 12,900 nursing assistants; 1,900 therapists; 6,300 dietary, domestic, maintenance and other staff; 7,400 Canadian home care professionals and other staff; and 2,700 administrative employees who work at corporate and regional offices and facilities. In Canada, there are 54 collective agreements covering approximately 7,900 employees belonging to 14 different unions, operating under 5 different collective bargaining legislative jurisdictions. In the United States, there are 36 collective agreements among seven unions covering approximately 2,200 employees. The Company believes that its relationship with its employees generally is good.

Investment in Crown Life Insurance Company

Extendicare Inc., through 159524 Canada Inc., owned a 34.8% (1,113,690 shares) common equity interest in Crown Life Insurance Company (Crown Life) at December 31, 2003. Extendicare accounts for its investment in Crown Life on an equity basis. The Company regards its investment in Crown Life as a non-core asset.

Dividends on common shares from Crown Life are at the discretion of its directors. Extendicare received a dividend of $14.00 per share, or $15.6 million on March 31, 2004, in the form of a promissory note bearing interest at 5% per annum due June 30, 2004. Payment of the note, at Crown Life’s discretion, is to be in cash, or by way of transfer of ownership of a property housing Extendicare’s corporate office in Markham Ontario, with the balance to be paid in cash. The estimated fair value of the property is $33.2 million and the property carries a mortgage of approximately $18.0 million. Extendicare received no dividends in 2003 and in 2002 received cash dividends of $22.0 million or $19.75 per common share.

In 1999 substantially all of Crown Life’s insurance business was sold or indemnity reinsured to The Canada Life Assurance Company (Canada Life). The resulting comprehensive agreement between Crown Life and its principal shareholders, HARO Financial Company and Extendicare, provides that at any time after January 1, 2004, Canada Life may either acquire substantially all of the balance of Crown Life’s insurance business or, at the election of Canada Life or Crown Life’s principal shareholders, make an offer for all of the common shares of Crown Life. In July 2003 Great-West Lifeco Inc. acquired Canada Life, resulting in a delay in the start of negotiation with Crown Life on the final settlement of the Canada Life transaction. The negotiations are anticipated to begin within the next 12 months.

Crown Life has assets of $1.0 billion and is based in Regina, Saskatchewan. Crown Life’s business is its remaining insurance operation, which consist primarily of U.S. business together with related investment activities and is administered by Canada Life under an administrative services agreement.

Extendicare 2003 Annual Information Form

SELECTED FINANCIAL INFORMATION

	Years ended December 31
	2003	2002	2001
	(thousands of dollars unless otherwise noted)
Income Statement Data:
Revenue
Nursing and assisted living centres
United States	1,182,045	1,236,565	1,187,547
Canada	351,981	315,907	279,559
Outpatient therapy – United States	16,151	16,144	14,733
Home health – Canada	134,921	146,034	171,809
Other (1)	39,516	44,135	50,863

	1,724,614	1,758,785	1,704,511
Operating and administrative costs (1)	1,519,567	1,574,325	1,549,152

Earnings before undernoted	205,047	184,460	155,359
Lease costs	18,217	24,119	28,202
Depreciation and amortization	63,657	68,989	71,547
Interest, net	57,749	62,047	65,248
Loss (gain) from asset disposals, impairment and other items	(905)	6,689	50,165

Earnings (loss) before income taxes	66,329	22,616	(59,803)
Income taxes (recovery)	24,539	11,202	(12,659)

Earnings (loss) from health care	41,790	11,414	(47,144)
Share of earnings of Crown Life	18,884	7,520	10,738

Net earnings (loss)	60,674	18,934	(36,406)

Earnings (loss) per share – Basic	0.87	0.26	(0.52)
– Diluted	0.86	0.26	(0.52)
Operating Statistics:
Number of facilities (end of period)	275	277	261
Resident capacity (end of period)	28,930	29,175	26,339
Average occupancy rate (percentage)	92.9	92.0	90.0
U.S. payor source as a percentage of total U.S. revenue
Private Pay	23.9	24.5	25.3
Medicare	27.4	25.7	23.8
Medicaid	48.7	49.8	50.9
Property and equipment capital expenditures	64,347	53,145	45,377
EBITDA margin (2) (percentage)	10.8	9.1	7.5
Balance Sheet Data (at period end):
Assets
Cash and short-term investments (3)	74,846	52,624	25,549
Working capital (3)	(20,154)	(51,678)	(79,097)
Total health care assets	1,454,139	1,684,137	1,603,360
Investment in Crown Life, equity basis	139,278	121,508	135,944
Total assets	1,593,417	1,805,645	1,739,304
Long-term debt	750,094	846,734	788,354
Shareholders’ equity	356,433	358,026	350,696

(1)	Certain items have been reclassified that increase revenue and operating and administration costs in 2002.

(2)	Earnings before interest, taxes, depreciation, amortization and loss (gain) from asset disposals, impairment and other items (EBITDA) divided by revenue.

(3)	Certain items have been reclassified which decreased cash and working capital for the years 2002 and 2001.

Extendicare 2003 Annual Information Form

COMPARABILITY OF SELECTED FINANCIAL INFORMATION

Factors affecting the comparability of financial data of the Company include the following significant acquisitions, construction, asset disposals and other major changes in the business.

Acquisitions

On October 1, 2002, EHSI exercised its right to acquire seven nursing facilities that it previously leased, for $28.2 million (US$17.9 million). Three of the facilities are located in Ohio and four are in Indiana, representing a total of 902 licensed beds. The purchase price consisted of US$7.4 million in cash and a US$10.5 million 10-year interest-bearing note, with the interest rate under dispute. In the latter part of 2003, EHSI prepaid $6.3 million (US$4.5 million) against the note and agreed to refinance the balance. In March 2004 EHSI refinanced the facilities and repaid the existing balance of $7.4 million (US$5.6 million).

On December 31, 2003, EHSI acquired a 99-bed skilled nursing facility in Wisconsin for $5.3 million (US$4.1 million).

EHSI anticipates completing the acquisition of five nursing homes (423 beds) by the end of May 2004. Four of the facilities are located in Indiana and the other in Wisconsin. The cost is estimated at US$8.0 million and will be financed with cash on hand.

Construction

As part of the Government of Ontario program to add new long-term care beds, ECI completed the following construction projects.

2001

ECI opened four new nursing facilities with capacity of 502 beds, including licences for 40 beds transferred from an existing facility and one new 38-unit assisted living wing.

2002

ECI opened two new nursing facilities with capacity of 267 beds, including one 38-unit assisted living wing.

2003/2004

In February 2003, ECI opened two new nursing facilities with capacity of 332 beds, including licences for 80 beds transferred from existing facilities. In May and August of 2003, two more nursing facilities with capacity of 258 beds, including licences for 34 existing beds, were opened, and in March 2004 the final 128-bed facility was opened.

In the United States, EHSI has the following construction program under development.

2003/2004

Under Phase I of its three-phrase construction program, EHSI is expanding four assisted living facilities (87 units) and two skilled nursing homes (38 beds), and adding one new assisted living facility (40 units). The cost of these projects is estimated at US$15.2 million, of which US$4.3 million was spent during 2003 and US$3.6 million in the first quarter of 2004. Two of the projects were completed in the first quarter of 2004, a 16-unit assisted living addition in Kentucky that opened in February 2004, and a 20-bed nursing addition in Wisconsin that opened in March. In addition in May 2004, a 40-unit assisted living facility opened in Wisconsin. It is expected that another project will be finished by the end of 2004, with the remaining three due to be completed in early 2005.

Under Phase II, launched in February 2004, EHSI will add a total of 329 new assisted living units in eight facilities at an approximate cost of US$36.3 million. Five of the projects are new freestanding facilities and three are additions to existing facilities. Phase III of the construction program will involve seeking new property to develop in markets where demand has increased and EHSI is unable to construct on land immediately adjacent to existing facilities. Phase III is not expected to be launched until 2005.

Extendicare 2003 Annual Information Form

Asset Disposals, Impairment and Other Items

2001

During the year the Company made provisions totalling $20.3 million related to ceased operations. These were comprised of a provision of $3.0 million (US$2.0 million) related to the closure and/or sale of three nursing properties, a loss of $2.8 million (US$1.8 million) related to the transfer of Texas nursing operations, and $14.5 million (US$9.4 million) in provisions for previously ceased operations, primarily for the Florida nursing homes.

The Company also recorded charges of $1.4 million related to interest on past years’ tax re-assessments and a write-off of deferred financing costs from the early retirement of debt.

In December ECI sold its investment in AIM, a rehabilitative therapy business, resulting in a pre-tax gain of $1.1 million. Gross proceeds from the sale of $3.5 million were comprised of cash of $2.2 million and notes receivable of $1.3 million.

At the end of September, EHSI ceased operating its nursing homes in Texas consisting of 17 facilities (1,421 beds) through lease agreements with a third-party operator that has an option to purchase the properties. In addition to the loss described above on transfer of the assets, a provision of $2.6 million (US$1.7 million) was recorded for impairment of the remaining Texas properties related to leasehold rights and leasehold improvements.

In September based upon an independent actuarial review, the Company recorded an additional provision of $27.0 million for resident care liability costs related to the Company’s ceased Florida operations for years prior to 2001.

In April EHSI sold two leased facilities in Florida to Tandem Health Care, Inc. (Tandem). Tandem had operated the facilities since December 31, 2000 under lease agreements with purchase options. Gross proceeds received were $17.5 million (US$11.4 million, comprised of cash of US$7.0 million, an interest bearing five-year note for US$2.5 million and US$1.9 million in cumulative dividend preferred shares). The sale resulted in a $3.3 million (US$2.2 million) pre-tax gain that was deferred until the balance of the purchase options held by Tandem on the remaining leased facilities were completed. The Company applied US$4.0 million of the net cash proceeds to reduce its term bank debt.

2002

In November, as a result of continuing unfavourable business conditions, management approved a plan to exit the British Columbia home health care market by winding down its ParaMed B.C. business by March 31, 2003. The Company accrued exit costs of $1.6 million, consisting of $1.1 million for labour related expenses and $0.5 million for operating lease penalties and other costs.

In December ECI recorded a reduction of $1.5 million of provisions for labour costs that were no longer required due to certain events within the year.

In June EHSI wrote off deferred financing costs, including a charge from the termination of the swap agreement, of $4.5 million related to the previous credit facility, which was retired from the proceeds of the issuance of the 9.5% Senior Notes due 2010.

In May Tandem exercised its option to purchase seven Florida properties that it leased from EHSI for gross proceeds of $45.0 million (US$28.6 million, consisting of cash proceeds of US$15.6 million and five-year, 8.5% notes receivable of US$13.0 million). This transaction, together with the deferred gain from the April 2001 transaction with Tandem, as discussed above, resulted in a pre-tax gain of $6.2 million. The May transaction also resulted in the conversion of US$1.9 million in preferred shares received in the April 2001 transaction to US$1.9 million notes, due April 2006. Also in May, EHSI recorded a provision for closure and exit costs related to Florida divested operations of $8.3 million, concerning the settlement of cost report issues and supplier and employee claims.

Extendicare 2003 Annual Information Form

2003

By the end of March 2003, ParaMed had exited the British Columbia home health care market by selling its Vancouver operation to another service provider in January 2003 and closing its other four B.C. branches.

In April ECI sold a nursing home in Alberta for gross proceeds of $2.7 million, resulting in a pre-tax loss of $0.2 million. In March the Company sold non-core assets for proceeds of $1.1 million, consisting of cash and a $0.2 million note receivable and, as these assets had been written off in prior years, their sale resulted in a gain of $1.1 million.

2004

In February the Company sold a nursing home and a retirement home in Ontario, representing 275 beds. Gross proceeds were $19.6 million, of which $6.6 million was used to retire long-term debt associated with one of the homes. The pre-tax gain on disposal was $12.7 million.

Also in February, EHSI prepaid in full two Industrial Development Revenue Bonds totalling $17.0 million (US$13.0 million). This prepayment resulted in a pre-tax charge to earnings of $0.5 million (US$0.4 million) representing the write off of deferred financing costs related to this debt.

In March EHSI concluded the evaluation of two nursing facilities that operate adjacent to one another in Indiana, both of which require capital renovations. After evaluation of the respective operations EHSI decided, subject to State approval, to consolidate the two operations into one renovated facility that upon completion would decrease the total of the combined available nursing beds by 46. The consolidation of the two operations is expected to be completed by March 2005. As a result of the decision to close the one facility, EHSI recorded a provision of $2.1 million (US$1.6 million) for impairment of long-lived assets in the first quarter of 2004.

On April 22 EHSI issued US$125.0 million aggregate principal amount of 6.875% Senior Subordinated Notes due May 1, 2014 (the “2014 Notes”). The 2014 Notes were issued at a price of 97.5001% of par to yield 7.23%. The 2014 Notes are fully and unconditionally guaranteed on a senior subordinated basis by all of EHSI’s existing and future U.S. domestic significant subsidiaries, by all of its existing and future U.S. domestic subsidiaries that guarantee or incur any indebtedness and by any other existing and future significant subsidiaries or restricted subsidiaries that guarantee or otherwise provide direct credit support for indebtedness of EHSI or any of its U.S. domestic subsidiaries. The 2014 Notes and guarantees are general unsecured obligations of EHSI and its subsidiaries.

The 2014 Notes were sold to qualified institutional buyers in reliance on Rule 144A and outside the United States in compliance with Regulation S under the Securities Act of 1933, as amended. The 2014 Notes have not been registered under the Securities Act and may not be offered or sold by holders thereof without registration unless an exemption from such registration requirements is available. In connection with the 2014 Notes offering, EHSI also amended and restated its existing senior secured revolving credit facility to, among other things, extend the maturity date by two years to June 28, 2009 and increase the total borrowing capacity from US$105.0 to US$155.0 million.

The net proceeds from the sale and issuance of the 2014 Notes were approximately US$117.4 million (net of discount of US$3.1 million and fees and expenses of US$4.5 million). EHSI will use these net proceeds, together with borrowings under its amended and restated credit facility and cash on hand, to purchase for cash any and all of the outstanding US$200.0 million aggregate principal amount of 9.35% Senior Subordinated Notes due 2007 (the “2007 Notes”) tendered in a tender offer that commenced on April 5, 2004, to redeem any 2007 Notes not tendered in the tender offer and to pay related fees and expenses of the tender offer and redemption.

Under the conditions of the tender offer for the 2007 Notes, there was a solicitation for consent to adopt proposed amendments to the indenture under which the 2007 Notes were issued that would eliminate substantially all restrictive covenants and certain event of default provisions. Holders who validly tendered their 2007 Notes and delivered consents prior to April 14, 2004 received the total consideration, which was US$1,035 for each US$1,000 principal amount, plus accrued interest. The total consideration consisted of the tender offer consideration, which was US$1,005 for each US$1,000 principal amount and a consent payment of US$30 for each US$1,000 principal amount of the 2007 Notes validly tendered and not withdrawn. Holders who tendered after April 14 but prior to 12:00 o’clock midnight on April 30, 2004 received the tender offer consideration, but not the consent payment.

Extendicare 2003 Annual Information Form

EHSI intends to redeem any 2007 Notes not tendered in the tender offer under the terms of the indenture and the current redemption price for the Notes is US$1,031.17.

Pursuant to the tender offer, 61% of the 2007 Notes, not owned by Extendicare Inc. were tendered and repaid on April 22, 2004. The remaining 2007 Notes not tendered will be redeemed and paid for on May 24, 2004.

As a result of the tender and call of the 2007 Notes, Extendicare will pay a premium for the early redemption of the 2007 Notes of approximately US$6.6 million, write off deferred financing charges of US$2.4 million and incur estimated legal fees of US$0.3 million. The total of these pre-tax amounts of US$9.3 million will be recognized in the second quarter of 2004.

In April 2004, coterminous with the issuance of the 2014 Notes, EHSI terminated its existing interest rate swap and cap agreements resulting in a pre-tax gain of approximately US$3.3 million to be recognized in the second quarter of 2004. In addition, to hedge EHSI’s exposure to fluctuations in market value, it entered into two new interest rate swap agreements and two new interest rate cap agreements relating to the 9.50% Senior Notes due 2010 (the “2010 Notes”) and the 2014 Notes.

With respect to the 2010 Notes, EHSI entered into an interest rate swap agreement expiring July 1, 2010 with a notional amount of US$150.0 million. This agreement effectively converted up to US$150.0 million of fixed interest rate indebtedness into variable interest rate indebtedness. Under the terms of this interest rate swap agreement, the counterparty can call the swap at any time on or after July 1, 2006 with payments as determined under the agreement. EHSI also entered into an interest rate cap agreement expiring July 1, 2010 with a notional amount of US$150.0 million. Under this cap agreement, EHSI paid an upfront fee of US$3.5 million to the counterparty that will be amortized to interest expense over the term of the cap. EHSI will receive a variable rate of interest equal to the excess, if any, of the six-month LIBOR rate, adjusted semi-annually, over the cap rate of 7%. EHSI uses the interest rate cap to offset possible increases in interest payments under the interest rate swap agreement expiring July 1, 2010 caused by increases in market interest rates over a certain level. Under the terms of the interest rate cap agreement, the counterparty can call the cap if the interest rate swap agreement expiring July 1, 2010 is terminated.

Regarding the 2014 Notes, EHSI entered into an interest rate swap agreement expiring May 1, 2014 with a notional amount of US$125.0 million. This agreement effectively converted up to US$125.0 million of fixed interest rate indebtedness into variable interest rate indebtedness. Under the terms of this interest rate swap agreement, the counterparty can call the swap at any time on or after May 1, 2009 with payments as determined under the agreement. EHSI also entered into an interest rate cap agreement expiring May 1, 2014 with a notional amount of US$125.0 million. Under this cap agreement, EHSI pays a fixed rate of interest equal to 0.75% to the counterparty and receives a variable rate of interest equal to the excess, if any, of the six-month LIBOR rate, adjusted semi-annually, over the cap rate of 7%. EHSI uses the interest rate cap to offset possible increases in interest payments under the interest rate swap agreement expiring May 1, 2014 caused by increases in market interest rates over a certain level. Under the terms of the interest rate cap agreement, the counterparty can call the cap if the interest rate swap agreement expiring May 1, 2014 is terminated.

In April 2004 EHSI concluded negotiations with Greystone Tribeca Acquisition, L.L.C. on the divestiture agreement for 15 Florida nursing homes previously owned and operated by EHSI, which Greystone has been operating since September 2000. The initial transaction in 2000 was treated as a deferred sale since a significant portion of the final consideration was contingent on certain events, and EHSI held an option to repurchase the facilities. On April 29, 2004, EHSI received US$2.6 million of interest, and in addition to the US$30.0 million of cash consideration initially received in 2000, EHSI will receive in June 2004, US$10.0 million as final payment of the contingent consideration. The finalization of this transaction will result in the recognition in the second quarter of 2004 of a pre-tax gain from the sale of assets of US$4.8 million and interest income of US$1.6 million.

Extendicare 2003 Annual Information Form

Share Capital Transactions

During 2003 under the terms of its normal course issuer bids, the Company purchased and cancelled 1,107,000 Subordinate Voting Shares at a cost of $4,498,000 (2002 – 1,472,300 shares at a cost of $6,992,000) and 433,700 Multiple Voting Shares at a cost of $3,169,000 (2002 – 212,900 shares at a cost of $1,084,000).

As of April 30, 2004, under its current Normal Course Issuer Bid, 92,500 Subordinate Voting Shares were purchased and cancelled at a cost of $1,158,970 during 2004. In addition, 12,700 Multiple Voting Shares were purchased and cancelled at a cost of $169,634, of which 1,000 shares at a cost of $14,390 were acquired in 2004. The current Normal Course Issuer Bid, entered into on November 27, 2003, will terminate for each class of shares on the earlier of November 26, 2004 and the dates on which a total of 4,700,000 Subordinate Voting Shares, 600,000 Multiple Voting Shares and 38,200 Class II Preferred Shares, Series 1, have been purchased and cancelled by the Company pursuant to the Bid.

DIVIDEND RECORD

Preferred share dividends paid per share by Extendicare in each of the past three fiscal years were as follows:

	Preferred Shares
	Class I			Class II
	Series 2	Series 3	Series 4	Series 1
		($ per share)
2003	0.8320	0.9900	0.8438	0.936
2002	0.7549	0.9900	0.7653	0.828
2001	1.1990	1.0500	1.2159	1.280

No dividends are currently being paid on the Subordinate Voting Shares and Multiple Voting Shares.

MARKET FOR SECURITIES

The Class I Preferred Shares, Series 2, Series 3 and Series 4; Class II Preferred Shares, Series 1; Subordinate Voting Shares; and Multiple Voting Shares of Extendicare are listed on the Toronto Stock Exchange and the Subordinate Voting Shares are listed on the New York Stock Exchange.

Extendicare 2003 Annual Information Form

ADDITIONAL INFORMATION

Extendicare shall provide to any person or company, upon request to the Corporate Secretary of the Company, the following:

(1)	when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus, which has been filed in respect of a distribution of its securities:

(i)	one copy of the 2003 Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated therein by reference;

(ii)	one copy of the Consolidated Financial Statements and Auditors’ Report to the Shareholders of the Company for the financial year ended December 31, 2003, together with one copy of any interim financial statements of the Company subsequent to the Consolidated Financial Statements for the financial year ended December 31, 2003;

(iii)	one copy of the Management Information and Proxy Circular of the Company dated March 12, 2004 for the annual meeting of shareholders held on May 6, 2004; and

(iv)	one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus; or

(2)	at any other time, one copy of the documents referred to in paragraphs (1) (i), (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge from such a person or company who is not a holder of securities of the Company where the documents are furnished by the Company pursuant to this paragraph (2).

Additional information, including remuneration and indebtedness of directors and executive officers, principal holders of the Company’s Multiple Voting and Subordinate Voting Shares, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Management Information and Proxy Circular of the Company for the annual meeting of shareholders held on May 6, 2004. Additional financial information is provided in the Company’s Consolidated Financial Statements for the financial year ended December 31, 2003 contained in Extendicare’s 2003 Annual Report to shareholders. A copy of such documents may be obtained from the Corporate Secretary upon request at 3000 Steeles Avenue East, Markham, Ontario L3R 9W2, Tel: (905) 470-5534. In addition, these documents are available for viewing or printing on the Company’s Website at www.extendicare.com.

Extendicare 2003 Annual Information Form

DIRECTORS AND OFFICERS

The following table sets out the full name, municipality of residence, current positions with Extendicare and principal occupations for the past five years of each of the directors and officers of Extendicare:

Director’s
Term Expires
Name, Current Positions with		(Annual
Extendicare and Municipality of		Meeting)/
Residence	Principal Occupation for Past Five Years	Director Since
David J. Hennigar (CG) Director, Chairman Bedford, Nova Scotia	Chairman, Annapolis Group Inc. (real estate development and holding company); Chairman, High Liner Foods Incorporated (value added food processor); and Chairman, Acadian Securities Inc. (investment dealer)	2007/1980

H. Michael Burns (CG)(IS)	Corporate Director	2005/1978
Director, Deputy Chairman
Maple, Ontario

Frederick B. Ladly (CG) (HR) (QS) Director, Deputy Chairman Fallbrook, Ontario	Vice-Chairman, Crown Life Insurance Company; Deputy Chairman, Extendicare	2007/1986

Mel Rhinelander Director, President and Chief Executive Officer Milwaukee, Wisconsin	President and Chief Executive Officer of Extendicare since August 2000; Chairman and Chief Executive Officer of both Extendicare Health Services, Inc. (EHSI) and Extendicare (Canada) Inc. (ECI) since August 2000; during 1999, Mr. Rhinelander was appointed President of Extendicare and Chief Executive Officer of both EHSI and ECI; prior thereto he has served as a senior executive in various capacities for Extendicare and its subsidiaries	2006/2000

Derek H. L. Buntain (A) (HR) (IS) Director Grand Cayman, Cayman Islands	President of The Dundee Bank (private bank serving international clients); and President and Chief Executive Officer, Goodman & Company (Bermuda) Limited (investment counsel)	2005/1995

Sir Graham Day (CG) (HR) Director Hantsport, Nova Scotia	Chairman, Sobeys Inc. (national food distributor) since September 2001; and Counsel, Stewart McKelvey Stirling Scales (barristers and solicitors)	2007/1989

George S. Dembroski (A)(IS)	Corporate Director	2005/1995
Director
Toronto, Ontario

David M. Dunlap (A)(HR)(QS)	Chairman, G.F. Thompson Co. Ltd. (manufacturer)	2006/1980
Director
Township of King, Ontario

Extendicare 2003 Annual Information Form

Director’s
Term Expires
Name, Current Positions with		(Annual
Extendicare and Municipality of		Meeting)/
Residence	Principal Occupation for Past Five Years	Director Since
George A. Fierheller (A)(IS)	President, Four Halls Inc. (investment and consulting company)	2006/1981
Director Toronto, Ontario

Dr. Seth B. Goldsmith (CG)(QS)	Attorney and Professor Emeritus at the University of Massachusetts	2006/1995
Director Hollywood, Florida

Michael J. L. Kirby (CG) (HR) (QS)	Senator of the Parliament of Canada	2005/1987
Director
Nepean, Ontario

Alvin G. Libin (A)	President and Chief Executive Officer of Balmon Holdings Ltd.	2005/1984
Director Calgary, Alberta	(investment company)

J. Thomas MacQuarrie, Q.C. (A)(HR)	Senior Partner, Stewart McKelvey Stirling Scales	2007/1980
Director Halifax, Nova Scotia	(barristers and solicitors)

Mark W. Durishan	Executive of Extendicare since August 1999;
Vice-President, Finance and Chief Financial Officer Milwaukee, Wisconsin	prior thereto, Senior Vice President for Finance and Operations, Blue Cross and Blue Shield of Minnesota

Jillian E. Fountain	Executive of Extendicare
Corporate Secretary
Toronto, Ontario

Notes:	(HR) Member of Human Resources Committee
(A) Member of Audit Committee	(IS) Member of Information Systems Committee
(CG) Member of Corporate Governance and Nominating Committee	(QS) Member of Quality Standards Committee

At April 30, 2004, the directors and officers of Extendicare as a group beneficially owned, directly or indirectly, or exercised control or direction over 1,299,305 Subordinate Voting Shares and 8,145,300 Multiple Voting Shares of Extendicare (representing 2.28% and 68.38% of the outstanding Subordinate Voting Shares and Multiple Voting Shares, respectively, and representing 47.02% of the combined votes).

Extendicare 2003 Annual Information Form

SUPPLEMENTARY INFORMATION

RECONCILIATION OF CANADIAN AND UNITED STATES
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Extendicare 2003 Annual Information Form

AUDITORS’ REPORT ON SUPPLEMENTARY INFORMATION

The Board of Directors of Extendicare Inc.

Under date of February 19, 2004, we reported on the consolidated balance sheets of Extendicare Inc. (the “Company”) as at December 31, 2003 and 2002, and the consolidated statements of earnings (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003, as incorporated by reference in the Company’s 2003 Annual Information Form dated May 14, 2004, included in the Annual Report on Form 40-F. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled “Reconciliation of Canadian and United States Generally Accepted Accounting Principles” as set forth in the Annual Information Form. This supplemental note is the responsibility of the Company’s management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein as at December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003.

/s/ KPMG LLP
Chartered Accountants

Toronto, Canada
February 19, 2004

Comments by Shareholders’ Auditors for U.S. Readers
On Canada – U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s consolidated financial statements, such as the changes described in note 1 (b) to the consolidated financial statements. Our report to the shareholders dated February 19, 2004 is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ KPMG LLP
Chartered Accountants

Toronto, Canada
February 19, 2004

Extendicare 2003 Annual Information Form

SUPPLEMENTARY INFORMATION

RECONCILIATION OF CANADIAN AND UNITED STATES
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
(in thousands of Canadian dollars, except per share amounts)

General

The following supplementary information is provided in accordance with the United States Securities Exchange Act of 1934 as required for companies reporting on Form 40-F under the Multijurisdictional Disclosure System.

The areas of material difference between Canadian and United States GAAP and their impact on the consolidated financial statements of the Company are described below.

The application of United States GAAP would have the following effect on the net earnings (loss) as reported:

	2003	2002	2001
Earnings (loss) from health care for the year as reported in accordance with Canadian GAAP	41,790	11,414	(47,144)
Application of hedge accounting for derivatives, net of income taxes (D)	108	(644)	—

Earnings (loss) from health care for the year as reported in accordance with United States GAAP	41,898	10,770	(47,144)

Share of earnings of Crown Life for the year as reported in accordance with Canadian GAAP	18,884	7,520	10,738
Application of United States GAAP (A)	(7,060)	24,680	(5,873)

Share of earnings of Crown Life for the year as reported in accordance with United States GAAP	11,824	32,200	4,865

Earnings (loss) for the year as reported in accordance with United States GAAP	53,722	42,970	(42,279)

Other comprehensive income (loss), net of tax (B):
Foreign currency translation adjustments	(53,621)	(2,561)	16,211
Unrealized gains (losses) on invested assets (C)	5,197	(2,209)	156
Cumulative effect of change in accounting for hedging activities (D)	—	—	(292)
Net current period change in derivative gains (losses) (D)	45	1,530	(1,419)
Minimum pension liability adjustments (E)	(3,277)	(2,516)	—
Share of comprehensive income (loss) of Crown Life (A)	(1,262)	5,734	(3,018)

Other comprehensive income (loss)	(52,918)	(22)	11,638

Comprehensive earnings (loss) as reported in accordance with United States GAAP	804	42,948	(30,641)

Per share amounts in accordance with United States GAAP
Basic earnings (loss)	0.77	0.60	(0.60)
Diluted earnings (loss)	0.76	0.60	(0.60)

Extendicare 2003 Annual Information Form

The cumulative effect of these adjustments on shareholders’ equity is as follows:

	2003	2002	2001
Shareholders’ equity in accordance with Canadian GAAP	356,433	358,026	350,696
Application of hedge accounting for derivatives, net of tax (D)	(432)	(647)	—
Unrealized gains (losses) on invested assets, net of tax (C)	1,929	(3,502)	(1,296)
Unrealized gains (losses) on cash-flow hedges, net of tax (D)	(128)	(207)	(1,760)
Minimum pension liability adjustments, net of tax (E)	(5,793)	(2,516)	—
Change in equity carrying value of Crown Life (A)	13,326	20,534	(9,840)

Shareholders’ equity in accordance with United States GAAP	365,335	371,688	337,800

Summary of Accounting Policy Differences

(A) Crown Life

The areas of material difference between Canadian GAAP and United States GAAP related to the Company’s share of earnings and other comprehensive income (increase (decrease)) of Crown Life are as follows:

	2003	2002	2001
Share of earnings (loss)
Policy liabilities	(884)	1,730	1,733
Investment income	(5,120)	28,734	(6,805)
Income taxes	(1,056)	(5,789)	(811)
Other	—	5	10

	(7,060)	24,680	(5,873)

Other comprehensive income
Foreign currency translation adjustments	(910)	1,050	1
Unrealized gains (losses) on invested assets	(352)	4,684	(3,019)

	(1,262)	5,734	(3,018)

The cumulative effect between Canadian GAAP and United States GAAP related to Crown Life on the Company’s shareholders’ equity and equity carrying value of Crown Life is as follows:

	2003	2002	2001
Equity carrying value of Crown Life in accordance with Canadian GAAP	139,278	121,508	135,944

Policy liabilities	1,470	2,717	(2,424)
Invested assets	14,922	20,000	(15,929)
Income taxes	(3,066)	(2,183)	8,517
Other	—	—	(4)

	13,326	20,534	(9,840)

Equity carrying value of Crown Life in accordance with United States GAAP	152,604	142,042	126,104

Policy Liabilities and Deferred Acquisition Costs. Under Canadian GAAP, policy liabilities of Crown Life are calculated using the Canadian asset liability method under which assumptions are adjusted annually based on the expected future experience of the company. Under United States GAAP, liabilities for traditional life insurance products are calculated using assumptions as to future experience, which are set at the time of policy issue. These assumptions are not adjusted unless experience is sufficiently adverse that an overall loss on a block of business is expected over the future duration of the business. Universal life or investment type products are accounted for by the retrospective deposit method under which assumptions are updated at least annually. Under United States GAAP, costs that vary with and are primarily related to the acquisition of insurance products are capitalized separately as assets on the balance sheet. For traditional life products, these costs are charged to expense in future years in proportion to the premium revenue recognized. For universal life or investment type products, these costs are charged to expense in future years in proportion to the emergence of margins expected to be realized over the duration of the block of business.

Extendicare 2003 Annual Information Form

Invested Assets. Under Canadian GAAP, gains and losses on invested assets of Crown Life are amortized into income. Under United States GAAP, gains and losses on sales of invested assets are included in income when realized. Invested assets that are marketable securities, all of which are considered to be available for sale, are carried at market value with unrealized gains or losses, net of applicable taxes, included in shareholders’ equity. The non-land component of investment real estate is amortized over its expected useful life.

(B) Comprehensive Income

Under United States GAAP, Statement of Financial Accounting Standard No. 130, “Reporting Comprehensive Income” (FAS 130). FAS 130 establishes rules for the reporting and display of comprehensive income and its components. Comprehensive income is net income, plus certain other items that are recorded directly to shareholders’ equity. The Company has reported as other comprehensive income, foreign currency translation adjustments, and unrealized gains (losses) on invested assets and hedging activities. The amounts reported as unrealized gains (losses) on invested assets and hedging activities are net of tax; income tax expense (recovery) included therein amounted to $(930), $1,101 and $481 for 2003, 2002 and 2001, respectively.

(C) Securities Available for Sale

United States GAAP requires that non-current marketable securities considered to be available for sale be reported at fair value and the net unrealized holding gain or loss, net of applicable taxes, be reported as a separate component of shareholders’ equity. In addition, United States GAAP requires the disclosure of information about the contractual maturities of those securities. There is no similar requirement for Canadian GAAP. The marketable securities within the “Investments held for self-insured liabilities” and “Other investments” captions are all considered to be available for sale. The fair value of these marketable securities in excess of their carrying values at December 31, 2003 was $3,163, or $1,929 net of tax (December 31, 2002 – $5,287 below their carrying values, or $3,502 net of tax). The amount reported to other comprehensive income for 2003 was an after-tax gain of $5,197 (2002 – an after-tax loss of $2,209).

Investments held for self-insured liabilities measured in accordance with Canadian GAAP, include marketable securities at December 31, 2003 and 2002 with maturities as follows:

	2003	2002
Due in one year or less	–	1,338
Due after 1 year through 5 years	18,264	23,765
Due after 5 years through 10 years	5,823	4,742
Due after 10 years	253	4,059

	24,340	33,904
Cash and money market funds	16,275	22,299

	40,615	56,203

(D) Derivative Instruments and Hedging Activities

The Company adopted on January 1, 2001, for United States GAAP reporting purposes, Statement No. 133, “Accounting for Derivative Instruments and Certain Hedging Activities” (FAS 133), which was amended in June 2000 by Statement No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of FASB Statement No. 133” (FAS 138). Under FAS 133 and FAS 138, all derivative instruments are recognized at fair value on the balance sheet. The Company has derivative instruments that under Canadian GAAP are not fair valued on the balance sheet.

Under United States GAAP, changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair value hedge, along with the loss or gain on the related hedged asset or liability that is attributable to the hedged risk, are recorded in earnings. Changes in the fair value of a derivative that is highly effective and is designated and qualifies as a cash-flow hedge are recorded in Accumulated Other Comprehensive Income (AOCI) until earnings are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of a derivative that is not designated as a hedge are reported in earnings. The impact as of January 1, 2001 arising from the adoption of the standards (relating to the fair value of derivatives) was a liability, representing an after-tax loss charged to comprehensive income of $292.

Extendicare 2003 Annual Information Form

The Company’s interest rate swap is designated as a fair-value hedge of fixed-rate debt obligations and changes in the fair value of the swap had no net impact on income during 2003, as it was offset by the change in the fair value of the hedged fixed-rate debt. A portion of the interest rate cap qualifies as a cash-flow hedge and any related change in fair value is reported as AOCI. The remainder of the interest rate cap does not qualify as a hedging instrument, and any related changes in fair value are reported in earnings.

The fair value of the interest rate swap at December 31, 2003 was an asset of $5,432 and was offset by an equal liability related to the change in the market value of the hedged item. The fair value of the cash-flow hedges was a liability of $215 ($128 net of tax) as of December 31, 2003, and the after-tax gain credited to other comprehensive income for 2003 was $45 (2002 – an after-tax gain of $1,530; 2001 – an after-tax loss of $1,419). The fair value of the portion of the interest rate cap not designated as a hedging instrument at December 31, 2003 was a liability of $797 ($431 net of tax), and the after-tax gain reported in earnings for 2003 was $108 (2002 – an after-tax loss of $644).

(E) Minimum Pension Liability

Under United States GAAP, Statement of Financial Accounting Standard No. 87, “Employers’ Accounting for Pensions” the Company is required to record a minimum pension liability for pension plans representing the amount by which the accumulated benefit obligation less the fair value of the plan assets is greater than the associated liability recognized in the financial statements for these plans. Under United States GAAP, these charges are recorded as a reduction to shareholders’ equity, as a component of AOCI. In 2003, the Company recorded a minimum liability of $5,390, or $3,277 net of tax to other comprehensive income. The balance of the minimum pension liability in AOCI at December 31, 2003 was a liability of $9,069, or $5,793 net of tax (2002 – $3,679, or $2,516 net of tax; 2001 – nil).

(F) Disclosure of Allowance for Doubtful Accounts

United States GAAP requires the disclosure of allowances related to accounts and notes receivable. There is no similar requirement under Canadian GAAP. Current accounts receivable at December 31, 2003 and 2002, were reported net of an allowance for doubtful accounts of $16,422 and $16,224, respectively.

(G) Disclosure of Accrued Liabilities

United States GAAP requires the separate disclosure of accrued liabilities. There is no similar requirement under Canadian GAAP. At December 31, 2003 and 2002, accrued liabilities were $235,966 and $278,121, respectively.

(H) Recently Adopted and Pending United States Accounting Standards

In June 2001 the Financial Accounting Standards Board (FASB) issued Statement No. 143, “Accounting for Asset Retirement Obligations” (FAS 143). This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. Under FAS 143, a legal obligation is an obligation that a party is required to settle as a result of an existing or enacted law, statute, ordinance, or written or oral contract or by legal construction of a contract under the doctrine of promissory estoppels. FAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The liability is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. The Company adopted this Statement effective January 1, 2003, for United States GAAP reporting purposes and it did not have an affect on the Company’s consolidated financial position or results of operations.

In May 2002 FASB issued Statement No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections” (FAS 145). The most significant provision of FAS 145 addresses the termination of extraordinary item treatment for gains and losses on early retirement of debt. The Company adopted this Statement effective January 1, 2003, for United States GAAP reporting purposes and has modified the presentation of its comparative results by recording the loss on early retirement of debt in earnings before income taxes. This is now consistent with the current accounting under Canadian GAAP, and therefore has eliminated a reconciling item.

Extendicare 2003 Annual Information Form

In July 2002 FASB issued Statement No. 146, “Accounting for Exit and Disposal Activities” (FAS 146). The provisions of FAS 146 modify the accounting for the costs of exit and disposal activities by requiring that liabilities for these activities be recognized when the liability is incurred. Previous accounting literature permitted recognition of some exit and disposal liabilities at the date of commitment to an exit plan. Provisions of this Statement became effective for exit or disposal activities initiated after December 31, 2002, and correspond with Canadian GAAP accounting that became effective for activities initiated after May 1, 2003. There were no reconciling items created as a result of the differing effective dates.

In November 2002 FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statement Nos. 5, 57 and 107, and a rescission of FASB Interpretation No. 34” (FIN 45). FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued and clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of FIN 45 are applicable to guarantees issued or modified after December 31, 2002. This differs from Canadian GAAP, which does not require guarantors to recognize a liability for the fair value of the obligation undertaken, but does require appropriate disclosure of the obligations under guarantee in financial statements of interim and annual periods beginning on or after January 1, 2003. The Company adopted these provisions effective January 1, 2003, for United States GAAP reporting purposes and they do not materially affect the consolidated financial position or results of operations.

In 2003 FASB amended Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (FIN 46R). FIN 46R requires that a variable interest entity (VIE) be consolidated by a company if that company is subject to a majority of risk of loss from the VIE’s activities and/or is entitled to receive a majority of the VIE’s residual returns. For the Company, the provisions of FIN 46R apply in 2003 for all VIE’s created after January 31, 2003. For VIE’s created before February 1, 2003, the requirements of FIN 46 apply as of December 31, 2003 for a VIE that meets the definition of a special-purpose entity (SPE) and as of January 1, 2004 for all entities that are not SPEs. The Company has considered these provisions, and does not have any entities, which would require application of FIN 46R as at December 31, 2003. The only entity which may qualify under FIN 46R is an entity for which the Company has guaranteed a loan and has first right of refusal on the purchase of the facility as described in Note 16 to the Company’s 2003 Audited Consolidated Financial Statements. However, this guarantee expires on November 29, 2004; therefore, the Company does not anticipate consolidating the assets and liabilities of this entity.

Extendicare 2003 Annual Information Form